

pediatrix
MEDICAL GROUP

Take great care of the patient, every day in every way.™







2023

Notice of Annual Meeting of Shareholders and Proxy Statement

Dear Pediatrix Shareholder:



You are cordially invited to attend the 2023 Annual Shareholders' Meeting of Pediatrix Medical Group, Inc. ("Pediatrix", the "Company", "we" or "our") on Thursday, May 11, 2023, beginning at 10:30 a.m. (ET). The annual meeting will be a virtual meeting conducted solely online via live webcast. In order to attend the annual meeting, you must register at https://proxydocs.com/MD prior to the deadline of May 9, 2023 at 5:00 p.m. (ET). Whether or not you plan to virtually attend the annual meeting, we urge you to read this Proxy Statement and consider such information carefully before voting.

1301 Concord Terrace
Sunrise, Florida 33323-2825
(954) 384-0175

At the annual meeting, we will ask you to (i) vote on the election of the following individuals to Pediatrix's Board of Directors: Laura A. Linynsky, Thomas A. McEachin, Mark S. Ordan, Michael A. Rucker, Guy P. Sansone, John M. Starcher, Jr., James D. Swift, M.D. and Shirley A. Weis; (ii) ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the 2023 fiscal year; (iii) conduct an advisory vote regarding the compensation of our named executive officers for the 2022 fiscal year; (iv) conduct an advisory vote on the frequency of holding future advisory votes on executive compensation; and (v) consider and act upon any other business properly brought before the meeting. Please vote on all the matters described in our Proxy Statement. Your Board of Directors unanimously recommends a vote "FOR" the election of each of the eight nominees for Director stated above, "FOR" the ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the 2023 fiscal year, "FOR" the approval of the compensation of our named executive officers for the 2022 fiscal year, and to hold future advisory votes on executive compensation every year.

Under the rules of the Securities and Exchange Commission (the "SEC"), we are providing access to our proxy materials over the Internet. Accordingly, we are sending a Notice of Internet Availability of Proxy Materials (the "E-Proxy Notice") on or about March 31, 2023, to Pediatrix's shareholders of record at the close of business on March 13, 2023. The E-Proxy Notice contains instructions for your use of this process, including how to access our Proxy Statement and Annual Report and how to vote online. In addition, the E-Proxy Notice contains instructions on how you may (i) receive a paper copy of the Proxy Statement and Annual Report or (ii) elect to receive your Proxy Statement and Annual Report over the Internet.

Whether or not you plan to virtually attend, it is important that your shares be represented and voted at the annual meeting. You may vote your shares over the Internet as described in the E-Proxy Notice. As an alternative, if you received a paper copy of the proxy card by mail, please mark, sign, date and promptly return the card in the self-addressed stamped envelope provided. You may also vote by telephone as described in your proxy card. Voting by telephone, over the Internet, or by mailing a proxy card will not limit your right to attend the annual meeting, revoke your proxy and vote your shares virtually. We appreciate your continued support of our Company.

Sincerely,

James D. Swift, M.D.
Chief Executive Officer

March 31, 2023



Notice of 2023 Annual Meeting of Shareholders

TO BE HELD ON MAY 11, 2023



pediatrix MEDICAL GROUP

To the Shareholders of Pediatrix Medical Group, Inc.:

NOTICE IS HEREBY GIVEN that the 2023 Annual Shareholders' Meeting of Pediatrix Medical Group, Inc., a Florida corporation ("Pediatrix", the "Company", or "our"), will be held at 10:30 a.m., ET, on Thursday, May 11, 2023, virtually, for the following purposes, as more fully described in our Proxy Statement:

- to elect, each for a term expiring at the next annual meeting or until a successor has been duly elected and qualified, the following individuals to Pediatrix's Board of Directors: Laura A. Linynsky, Thomas A. McEachin, Mark S. Ordan, Michael A. Rucker, Guy P. Sansone, John M. Starcher, Jr., James D. Swift, M.D. and Shirley A. Weis;
- to ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the 2023 fiscal year;
- to conduct an advisory vote regarding the compensation of our named executive officers for the 2022 fiscal year;
- to cast an advisory vote on the frequency of holding future advisory votes on executive compensation; and
- to consider and act upon such other business as may properly come before the annual meeting.

How to Vote



Internet



Mail



Phone

The annual meeting will be a virtual meeting conducted solely online via live webcast. In order to attend the annual meeting, you must register at https://proxydocs.com/MD prior to the deadline of May 9, 2023 at 5:00 p.m. (ET).

The Board of Directors of Pediatrix has fixed the close of business on March 13, 2023, as the record date for determining those shareholders entitled to notice of, to virtually attend and to vote at the meeting and any postponement or adjournment thereof.

Whether or not you plan to virtually attend, please vote your shares over the Internet, as described in the Notice of Internet Availability of Proxy Materials (the "E-Proxy Notice"). As an alternative, if you received a paper copy of the proxy card by mail, please mark, sign, date and promptly return the proxy card in the self-addressed stamped envelope provided. You may also vote by telephone as described in your proxy card. Shareholders who vote over the Internet, following the instructions provided in the E-Proxy Notice, who return proxy cards by mail, or vote by telephone prior to the meeting may nevertheless attend the meeting, revoke their proxies and vote their shares virtually.

By Order of the Board of Directors,

Mary Ann E. Moore

Mary Ann E. Moore
Executive Vice President,
General Counsel and Secretary

Sunrise, Florida

March 31, 2023

Table of Contents

TABLE OF CONTENTS

Proxy Statement



We are furnishing this Proxy Statement and related materials to Pediatrix's shareholders as part of the solicitation of proxies by Pediatrix's Board of Directors for use at Pediatrix's 2023 Annual Shareholders' Meeting and at any postponement or adjournment of the meeting. As used in this Proxy Statement, unless the context otherwise requires, the terms "Pediatrix," "we," "us," "our" and the "Company" refer to the parent company, Pediatrix Medical Group, Inc., a Florida corporation, and the consolidated subsidiaries through which its businesses are actually conducted, including Pediatrix® and its affiliated medical groups, Pediatrix® Medical Group and Obstetrix® Medical Group, together with Pediatrix's affiliated business corporations or professional associations, professional corporations, limited liability companies and partnerships.

1301 Concord Terrace
Sunrise, Florida 33323-2825

Under the rules and regulations of the SEC, we are furnishing our proxy materials to our shareholders over the Internet and providing a Notice of Internet Availability of Proxy Materials (the "E-Proxy Notice") by mail instead of mailing a printed copy of our proxy materials, which include our Proxy Statement and Annual Report, to all Pediatrix shareholders. The E-Proxy Notice will instruct you on how you may access and review all of the important information contained in the proxy materials. The E-Proxy Notice also instructs you how you may submit your proxy via the Internet. You will not receive a printed copy of the proxy materials unless you request to receive these materials in hard copy by following the instructions provided in the E-Proxy Notice.

We are mailing the E-Proxy Notice on or about March 31, 2023 to Pediatrix's shareholders of record at the close of business on March 13, 2023.

Questions and Answers About Our Annual Meeting

What Is the Date, Time and Place of the Annual Meeting?

Pediatrix's 2023 Annual Shareholders' Meeting will be held on Thursday, May 11, 2023, beginning at 10:30 a.m. (ET). The annual meeting will be a virtual meeting conducted solely online via live webcast. In order to attend the annual meeting, you must register at https://proxydocs.com/MD prior to the deadline of May 9, 2023 at 5:00 p.m. (ET). Upon completing your registration, you will receive further instructions via email, including your unique link that will allow you to access the virtual meeting. The online meeting will begin promptly at 10:30 a.m. (ET). We encourage you to access the annual meeting 15 minutes prior to the start time leaving ample time for check-in and to ensure that you can hear audio prior to the annual meeting. If you encounter any difficulties accessing the annual meeting during the check-in or meeting time, please call the technical support number that will be posted on the virtual annual meeting page for assistance. Technical support will be available 15 minutes prior to the start of the annual meeting.

What Is the Purpose of the Annual Meeting?

At the annual meeting, Pediatrix's shareholders will be asked to:

- elect eight Directors, each for a term expiring at the next annual meeting or until a successor has been duly elected and qualified;

- ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the 2023 fiscal year;

- conduct an advisory vote regarding the compensation of our named executive officers for the 2022 fiscal year;

- conduct an advisory vote on the frequency of holding future advisory votes on executive compensation; and

- consider and act upon such other business as may properly come before the meeting.

Who Is Entitled to Vote at the Annual Meeting?

Only holders of record of our common stock at the close of business on March 13, 2023, the record date for the meeting, are entitled to notice of, to virtually attend and to vote at the annual meeting, or any postponements or adjournments of the meeting. At the close of business on the record date, 83,635,072 shares of our common stock were issued and outstanding and were held by approximately 195 holders of record.

What Are the Voting Rights of Pediatrix's Shareholders?

Pediatrix's shareholders have one vote per share of Pediatrix common stock owned on the record date for each matter properly presented at the annual meeting. For example, if you owned 100 shares of our common stock at the close of business on March 13, 2023, you can cast 100 votes for each matter properly presented at the annual meeting.

What Constitutes a Quorum?

A quorum will be present at the meeting if holders of a majority of the issued and outstanding shares of our common stock on the record date are represented at the meeting virtually or by proxy. If a quorum is not present at the meeting, Pediatrix expects to postpone or adjourn the meeting to solicit additional proxies. Abstentions, including broker non-votes (as described below), will be counted as shares present and entitled to vote for the purposes of determining the presence or absence of a quorum.

What Are "Broker Non-Votes"?

"Broker non-votes" occur when shares held by a brokerage firm are not voted with respect to a proposal because the firm has not received voting instructions from the shareholder and the firm does not have the authority to vote the shares at its discretion. Under the rules of the New York Stock Exchange, brokerage firms may have the authority to vote their customers' shares on certain routine matters for which they do not receive voting instructions, including the ratification of the appointment of independent auditors. The election of Directors, the advisory vote on executive compensation, and the advisory vote on the frequency of holding future advisory votes on executive compensation are considered "non-routine" matters under the New York Stock Exchange rules. In addition, other matters may properly be brought before the meeting that may be considered "non-routine" under the applicable New York Stock Exchange rules. Shares held by a brokerage firm will not be voted on such non-routine matters by a brokerage firm unless it has received voting instructions from the shareholder and, accordingly, any such shares will be "broker non-votes."

How Are Abstentions and Broker Non-Votes Treated?

Abstentions and broker non-votes are counted as present for purposes of determining the presence of a quorum. Abstentions and broker non-votes will not be counted as votes cast either in favor of or against the election of the nominees for Director, the ratification of the appointment of our independent auditors, the advisory vote on executive compensation or the advisory vote on the frequency of holding future advisory votes on executive compensation.

Will My Shares Be Voted if I Do Not Provide My Proxy?

If your shares are held in the name of a brokerage firm, they will not be voted by the brokerage firm except as described above if you do not give the brokerage firm specific voting instructions. If you are a registered shareholder and hold your shares directly in your own name, your shares will not be voted unless you provide a proxy prior to the meeting.

How Do I Vote?

You can vote in any of the following ways:

To vote via the Internet prior to the annual meeting if you are a registered shareholder:

- Follow the instructions on your proxy card and E-Proxy Notice; and
- Vote your shares as instructed on your proxy card and E-Proxy Notice.

To vote by telephone if you are a registered shareholder who received a paper proxy card:

- Dial 1-866-484-0895 from any touch-tone telephone at any time up until 11:59 p.m. ET on May 11, 2023; and
- Have your proxy card in hand and follow the instructions given to you on the line.

To vote by mail if you are a registered shareholder who received a paper proxy card:

- Mark, sign and date your proxy card; and
- Return it in the envelope provided.

To vote prior to the annual meeting if you hold your shares in "street name," follow the instructions of your bank or broker.

To vote virtually at the annual meeting if you are a registered shareholder or if you hold your shares in "street name":

- Access https://proxydocs.com/MD;
- If you are a registered shareholder, have your 16-digit control number located on your E-Proxy Notice or your proxy card (if you received a printed copy of the proxy materials); and
- If you hold your shares in "street name," have your 16-digit control number provided to you by your bank or broker. If you hold your shares in "street name" and do not have your 16-digit control number, please contact your bank or broker prior to the annual meeting.

If you hold shares of our common stock in the Pediatrix Medical Group, Inc. Amended and Restated 2008 Incentive Compensation Plan, the Pediatrix Medical Group, Inc. 1996 Non-Qualified Employee Stock Purchase Plan, as amended, the Pediatrix Medical Group, Inc. 2015 Non-Qualified Stock Purchase Plan, or the PMG Services, Inc. Thrift and Profit Sharing Plan, your vote with respect to such shares must be received by 11:59 a.m. ET on May 9, 2023.

What Vote Is Required for the Proposals?

Assuming that a quorum is present at the annual meeting and that the election of directors remains uncontested, each Director nominee will be elected as a Director of Pediatrix if such nominee receives a majority of the votes cast with respect to such director in accordance with Pediatrix's Amended and Restated Bylaws.

Pediatrix has a majority voting standard as part of its corporate governance principles. The majority voting standard is applicable solely to uncontested elections, which are those elections in which the number of nominees for election is less than or equal to the number of Directors to be elected. Under the majority voting standard, any nominee for Director who receives more "withheld" votes than "for" votes in an uncontested election must submit a written resignation as Director. Any such resignation will be reviewed by the Nominating and Corporate Governance Committee and, within 90 days after the election, the independent members of the Board of Directors will determine whether to accept, reject or take other appropriate action with respect to the resignation in furtherance of the best interests of Pediatrix and its shareholders.

Assuming that a quorum is present, the advisory vote on executive compensation and the ratification of the appointment of our independent auditors each requires the affirmative vote of a majority of the votes cast with respect to such proposal.

Assuming that a quorum is present, the recommendation of the shareholders for the frequency of holding future advisory votes on executive compensation will be that choice which receives a plurality of the votes cast.

How Does the Board of Directors Recommend I Vote on the Proposals?

The Board of Directors recommends that you vote:

- "FOR" the election of each of the eight nominees for Director named in this Proxy Statement;
- "FOR" the ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the 2023 fiscal year;
- "FOR" the approval of the compensation of our named executive officers for the 2022 fiscal year; and
- to hold future advisory votes on executive compensation every year.

How Will My Proxy Holders Vote?

The enclosed proxy designates James D. Swift, M.D., our Chief Executive Officer, and Mary Ann E. Moore, our Executive Vice President, General Counsel and Secretary, each with full power of substitution, to hold your proxy and vote your shares. Dr. Swift and Ms. Moore will vote all shares of our common stock represented by proxies properly submitted via telephone or the Internet or properly executed proxies received in time for the annual meeting in the manner specified by the holders of those shares. Dr. Swift and Ms. Moore intend to vote all shares of our common stock represented by proxies properly submitted via telephone, or the Internet, or that are properly executed by the record holder but otherwise do not contain voting instructions, as follows:

- "FOR" the election of each of the eight nominees for Director named in this Proxy Statement;
- "FOR" the ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the 2023 fiscal year;
- "FOR" the approval of the compensation of our named executive officers for the 2022 fiscal year;

- to hold future advisory votes on executive compensation every year; and

- in accordance with the recommendation of Pediatrix's Board of Directors, "FOR" or "AGAINST" all other matters as may properly come before the annual meeting.

Can I Change My Vote After I Have Voted?

Voting by telephone, over the Internet or by mailing a proxy card does not preclude a shareholder from voting virtually at the meeting. A shareholder may revoke a proxy, whether submitted via telephone, the Internet or mailed, at any time prior to its exercise by filing with Pediatrix's Secretary a duly executed revocation of proxy, by properly submitting, either by telephone, mail or Internet, a proxy to Pediatrix's Secretary bearing a later date or by appearing at the meeting and voting online. Virtual attendance at the meeting will not itself constitute revocation of a proxy.

Who Pays for the Preparation of the Proxy Statement?

Pediatrix will bear the cost of the solicitation of proxies from its shareholders, including preparing, printing and mailing this Proxy Statement, should you request a printed copy of the proxy materials, and the E-Proxy Notice. In addition to solicitations by mail, Pediatrix's Directors, officers and employees, and those of its subsidiaries and affiliates, may solicit proxies from shareholders by telephone, other electronic means, or virtually, but will receive no additional compensation for soliciting such proxies. Pediatrix will cause banks, brokerage firms, and other custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of our common stock held of record by such banks, brokerage firms, custodians, nominees and fiduciaries. Pediatrix will reimburse such banks, brokerage firms, custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses in doing so.

How Can I Submit a Question or Make a Comment During the Annual Meeting?

Upon completing your registration, which can be done at https://proxydocs.com/MD prior to the deadline of May 9, 2023 at 5:00 p.m. (ET), you will receive further instructions via email, including your unique link that will allow you to access the virtual meeting and submit questions. Questions and comments submitted via the virtual meeting platform that are pertinent to annual meeting matters will be addressed during the meeting. Questions and comments that are not pertinent to annual meeting matters or that are not addressed during the meeting due to time constraints will be addressed after the meeting by our Investor Relations department. Consistent with our approach when annual meetings are held in person, questions or comments that are not related to the proposals under discussion, are about personal concerns not shared by shareholders generally, or use blatantly offensive language may be ruled out of order.

Why is the Annual Meeting Being Held Virtually?

Due to the public health impact of the COVID-19 pandemic, we began conducting the annual meeting solely online in 2020. We have embraced the latest technology to provide expanded access, improved communication and cost savings for our shareholders and the Company. We believe that hosting a virtual meeting enables more of our shareholders to attend and participate in the meeting since our shareholders can participate from any location around the world with Internet access.

Proposal 1: Election of Pediatrix's Directors

Pediatrix's Second Amended and Restated Articles of Incorporation (the "Amended and Restated Articles of Incorporation") and Amended and Restated Bylaws provide that the number of Directors constituting Pediatrix's Board of Directors will be determined from time to time by resolution adopted by Pediatrix's Board of Directors. Maintaining the appropriate board composition is an important priority for Pediatrix. Upon the recommendation of the Nominating and Corporate Governance Committee, the nominees for Director to be elected at the annual meeting in 2023 by the holders of our common stock are as follows:

Laura A. Linynsky, who has served as a Director since May 2022;

Thomas A. McEachin, who has served as a Director since July 2020;

Mark S. Ordan, who has served as a Director since July 2020 and Executive Chair of our Board of Directors since January 2023;

Michael A. Rucker, who has served as a Director since May 2019;

Guy P. Sansone, who has served as a Director since July 2020 and Lead Independent Director since January 2023, after having served as Chair of our Board of Directors from July 2020 to December 2022;

John M. Starcher, Jr., who has served as a Director since July 2020;

James D. Swift, M.D., who has served as a Director since March 2023; and

Shirley A. Weis, who has served as a Director since July 2020.

Please see below under "Directors and Executive Officers" for the biographies of these nominees for Director.

Each Director elected will serve for a term expiring at Pediatrix's 2024 Annual Meeting of Shareholders, which is expected to be held in May 2024, or until a successor has been duly elected and qualified.

Pediatrix's Board of Directors has no reason to believe that any nominee will refuse to act or be unable to accept election; however, in the event that a nominee for a directorship is unable to accept election or if any other unforeseen contingencies should arise, proxies will be voted for the remaining nominees and for such other person as may be designated by Pediatrix's Board of Directors, unless the proxies provide otherwise.

Vote Required

If a quorum is present at the annual meeting and the election of directors remains uncontested, each nominee will be elected as a Director of Pediatrix if such nominee receives a majority of the votes cast with respect to such director, subject to the majority voting policy described above. Proxies will be voted "FOR" all such nominees absent contrary instructions.

 Pediatrix's Board of Directors recommends a vote "**FOR**" Proposal 1 to elect each of the eight nominees for Director.

Governance and Related Matters

Our business, property and affairs are managed under the direction of our Board of Directors, except with respect to those matters reserved for our shareholders. Our Board of Directors establishes our overall corporate policies, reviews the performance of our senior management in executing our business strategy and managing our day-to-day operations and acts as an advisor to our senior management. Our Board of Directors' mission is to further the long-term interests of our shareholders. Members of the Board of Directors are kept informed of Pediatrix's business through discussions with Pediatrix's management, primarily at meetings of the Board of Directors and its committees, and through reports and analyses presented to them. Significant communications between our Directors and senior management occur apart from such meetings.

Questions and Answers About Our Corporate Governance Practices

What Committees Have Our Board of Directors Established?

The standing committees of Pediatrix's Board of Directors are the Audit Committee, the Compensation and Talent Committee, the Nominating and Corporate Governance Committee and the Strategy Committee. Copies of the charters for these committees, as well as our corporate governance principles, are available on our website at www.Pediatrix.com. Our website and the information contained therein, other than material expressly referred to in this Proxy Statement, or connected thereto, are not incorporated into this Proxy Statement. A copy of our committee charters and corporate governance principles are also available upon request from Pediatrix's Secretary at 1301 Concord Terrace, Sunrise, Florida 33323.

How Many Times Did Our Board of Directors Meet During 2022?

During 2022, Pediatrix's Board of Directors held eight meetings. Committees of the Board of Directors held a combined total of 25 meetings, and also took certain actions via unanimous written consent. Each Director attended at least 75% of the total number of meetings of Pediatrix's Board of Directors and its committees held during 2022. Although Pediatrix has no formal policy with respect to its Directors' attendance at Pediatrix's Annual Shareholders' Meetings, all of our Directors attended the Annual Shareholders' Meeting virtually in 2022.

Are a Majority of Our Directors Independent?

Our Board of Directors has reviewed information about each of our Directors and made the determination that all of the non-employee Directors on our Board of Directors, other than Mr. Ordan, are independent. In arriving at this conclusion, our Board of Directors made the affirmative determination that each of the non-employee Directors, other than Mr. Ordan, meets the Board of Directors' previously adopted categorical standards for determining independence in accordance with the New York Stock Exchange's corporate governance rules. In making this determination, the Board of Directors considered transactions and relationships between each Director or any member of such Director's immediate family and Pediatrix and its subsidiaries and affiliates. These transactions consisted of those reported below under "Certain Relationships and Related Person Transactions — Transactions with Related Persons." Our Board of Directors determined that each of these transactions and relationships was within the New York Stock Exchange standards and our categorical standards and that none of the transactions or relationships affected the independence of the Director involved. Our adopted categorical standards for determining independence in accordance with the New York Stock Exchange's corporate governance rules are contained in our corporate governance principles, a copy of which is available on our website at www.Pediatrix.com. As our Chief Executive Officer, Dr. Swift is not independent under the New York Stock Exchange corporate governance rules.

Who Is the "Chair of the Board"?

To assist the Board of Directors in fulfilling its obligations, following each annual meeting of shareholders, Pediatrix's Board of Directors has historically designated a non-management Director as "Chair of the Board." In addition, the Board of Directors, by a majority vote of the non-management Directors, may also designate a non-management Director as "Lead Independent Director." In 2022, Pediatrix's Board of Directors did not designate a Lead Independent Director because the Chair of the Board, Mr. Sansone, was an independent Director.

Mr. Ordan was appointed as the Executive Chair of the Board effective as of January 1, 2023, following his separation as the Company's Chief Executive Officer, and Mr. Sansone was appointed as the Lead Independent Director effective as of January 1, 2023 because Mr. Ordan is not an independent director based on the New York Stock Exchange corporate governance rules. In deciding to appoint Mr. Ordan as Executive Chair, the Board believed that Mr. Ordan's experience managing large-scale healthcare operations, including as the Chief Executive Officer of the Company, together with his experience as a director of public companies, made him uniquely suited to serve as the Executive Chair of the Board following his separation as Chief Executive Officer.

Pediatrix separates the roles of Chief Executive Officer and Chair or Executive Chair of the Board in recognition of the differences between the two roles. The Chief Executive Officer is responsible for determining the long-term strategic direction for the Company. The principal responsibility of the Chair or Executive Chair of the Board is to serve as chief administrative liaison between independent Directors and Pediatrix management and to monitor implementation of Board of Directors' directives and actions. We believe this balance of shared leadership between the two positions is a strength for the Company. The principal responsibility of the Lead Independent Director, if designated, is to work collaboratively with the Chair of the Board and the Chief Executive Officer with respect to the Board of Directors' governance and process. The Lead Independent Director has additional responsibilities and authorities set out in our corporate governance principles.

At least once a year, the Chair or Executive Chair of the Board, or Lead Independent Director if a Lead Independent Director is designated, presides over meetings of our independent Directors. The Board also generally meets in executive session at each meeting.

The Board believes that its current leadership structure provides the most effective leadership model for our Company by promoting balance between the Board's independent authority to oversee our business and the Chief Executive Officer and the Company's management team, which manage the business on a day-to-day basis.

What Role Does the Board of Directors Serve in Risk Oversight for the Company?

Our Company faces a number of risks, including operational, regulatory, commercial, technological, financial and strategic risks. The Board of Directors, acting as a whole and through its committees, oversees the Company's risk exposure and processes for assessing and managing these risks, while the Company's management is responsible for the day-to-day management of these risks. The Board of Directors evaluates its role in risk oversight on an ongoing basis and determines which areas of risk oversight should be retained at the full Board of Directors level and which areas of risk oversight should be delegated to certain of its committees.

As reflected in the Audit Committee Charter, the Board of Directors has delegated to the Audit Committee the responsibility to oversee, discuss and evaluate the Company's policies and guidelines with respect to risk assessment and risk management, including internal control over financial reporting. As appropriate, the Audit Committee provides reports to and receives direction from the full Board of Directors regarding the Company's risk management policies and guidelines, as well as the committee's risk oversight activities.

As reflected in the Compensation and Talent Committee Charter, the Board of Directors has delegated to the Compensation and Talent Committee the responsibility to oversee the review of the Company's incentive compensation arrangements to determine whether they encourage excessive risk-taking, including discussing the relationship between risk management policies and practices and compensation, and considering compensation policies and practices that could mitigate any such risk. The Compensation and Talent Committee has also been delegated the responsibility to review risks and opportunities regarding the Company's key human capital and talent strategies, including those related to training, health and wellness, employee engagement, talent recruitment, development and retention, and diversity, equity and inclusion. As appropriate, the Compensation and Talent Committee provides reports to and receives direction from the full Board of Directors regarding the committee's risk oversight activities.

As reflected in the Strategy Committee Charter, the Board of Directors has delegated to the Strategy Committee the responsibility to review, evaluate and oversee the Company's corporate strategy, including the risks inherent in such strategy, which risks often include commercial and regulatory risk. As appropriate, the Strategy Committee provides reports to and receives direction from the full Board of Directors regarding the committee's risk oversight activities.

As reflected in the Nominating and Corporate Governance Committee Charter, the Board of Directors has delegated to the Nominating and Corporate Governance Committee the responsibility to take the lead in shaping the corporate governance of the Company. As part of its responsibilities, the committee reviews certain risks relating to the Company's corporate governance practices, including assessing the reporting channels through which the Board of Directors receives information and the quality and timeliness of such information and evaluating and recommending appropriate succession plans for senior executives. As appropriate, the Nominating and Corporate Governance Committee provides reports to and receives direction from the full Board of Directors regarding the committee's risk oversight activities.

The Board of Directors has retained primary responsibility for overseeing risks associated with our information technology, including cybersecurity. The Board of Directors elected to exercise direct oversight over this area, rather than acting through one of the committees, given the increasing importance of such matters and the cross-functional impacts of technology on the Company's business. The Board of Directors receives regular reports at least twice per year from members of senior management including our Chief Information Security Officer and Chief Compliance Officer, regarding the Company's information systems and technology and associated policies, processes and practices for managing and mitigating cybersecurity and technology-related risks. The Board of Directors also meets with external advisors to discuss technology and cybersecurity risks applicable to the Company and obtains perspectives which inform senior management's discussions with the Board of Directors.

The Board of Directors has determined to retain direct oversight of the Company's overall ESG strategy and its implementation given the importance of this emerging area to the Company's stakeholders and the implications of the Company's ESG program across the committees of the Board of Directors. As described below under Environmental, Social and Governance, in 2021, at the direction of the Board of Directors, the Company created an ESG Operational Committee, comprised of senior leaders in the Company's Clinical Services, Operations, Information Technology, Legal, Compliance, Internal Audit, Human Resources, Finance and Strategy departments to create and implement the Company's formal ESG program. The ESG Operational Committee reports frequently to an ESG Executive Committee comprised of the Company's senior management and Mr. Ordan, the Executive Chair of the Board of Directors. The ESG Executive Committee oversees the ESG Operational Committee's activities and reports to the full Board of Directors regarding the Company's ESG program, as well as to the Compensation and Talent Committee regarding those ESG matters that are included in the non-financial metrics that are part of the Company's annual bonus program.

In furtherance of the Board of Director's oversight responsibilities and the Company's senior management's day-to-day management of risk, the Board of Directors and the Company's senior management meet as needed with external advisors to discuss risks applicable to the Company and obtains perspectives that inform the Board of Directors' and senior management's decisions with respect to risk oversight. The Board of Directors also receives regular reports from senior management, including the Company's Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, General Counsel, Chief Compliance Officer, Chief Information Security Officer and others regarding financial, operational, cyber, regulatory, sustainability, legal and strategic risks and mitigation strategies for such risks.

The Board of Directors believes that this division of responsibilities is the most effective approach for addressing the risks facing the Company and that the Board's leadership structure supports this approach.

How Can Shareholders and Other Interested Parties Communicate with the Board of Directors?

Anyone who has a concern about Pediatrix's conduct, including accounting, internal controls or audit matters, may communicate directly with our Chair of the Board of Directors, our non-management Directors, the Chair of the Audit Committee or the Audit Committee. In addition, at the request of the Board of Directors, communications that do not directly relate to our Board's duties and responsibilities as directors will be excluded from distribution. Such excluded items include, among others, "spam;" advertisements, mass mailings, form letters, and email campaigns that involve unduly large numbers of similar communications; solicitations for goods, services, employment or contributions; and surveys. Any excluded communication will be made available to any Director upon request. Such communications may be confidential or anonymous and may be submitted in writing to the Chief Compliance Officer, Pediatrix Medical Group, Inc., 1301 Concord Terrace, Sunrise, Florida 33323, or reported by phone at 877-835-5764. Any such concerns will be forwarded to the appropriate Directors for their review and will be simultaneously reviewed and addressed by the Company's General Counsel or Chief Compliance Officer in the same way that other concerns are addressed. Pediatrix's Code of Conduct, which is discussed below, prohibits any employee from retaliating or taking any adverse action against anyone who in good faith raises or assists in the resolution of an integrity concern.

Has Pediatrix Adopted a Code of Conduct?

Pediatrix has adopted a Code of Conduct that applies to all Directors, officers, employees and independent contractors of Pediatrix and its subsidiaries, professional corporations, partnerships, associations and other affiliated entities. Pediatrix intends to disclose any amendments to, or waivers from, any provision of the Code of Conduct that applies to any of Pediatrix's executive officers or Directors by posting such information on its website at www.Pediatrix.com.

Pediatrix has also adopted a Code of Professional Conduct — Finance that applies to all employees with access to, and responsibility for, matters of finance and financial management, including Pediatrix's Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and Chief Accounting Officer. Pediatrix intends to disclose any amendments to, or waivers from, any provision of the Code of Professional Conduct — Finance that applies to any of Pediatrix's Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and Chief Accounting Officer or persons performing similar functions by posting such information on its website at www.Pediatrix.com.

Copies of our Code of Conduct and the Code of Professional Conduct — Finance are available on our website at www.Pediatrix.com and upon request from Pediatrix's Secretary at 1301 Concord Terrace, Sunrise, Florida 33323.

Has Pediatrix Adopted a Clawback Policy?

Pediatrix has adopted a Clawback Policy that permits the Company to seek to recover certain amounts of incentive compensation, including both cash and equity, paid to any executive officer (as defined in the Securities Exchange Act of 1934, as amended (the "Exchange Act")) on or after January 1, 2014, if payment of such compensation was based on the achievement of financial results that were subsequently the subject of a restatement of its financial statements due to misconduct, and if the executive engaged in improper conduct that materially contributed to the need for restatement, and a lower amount of incentive compensation would have been earned based on the restated financial results. The Board of Directors intends to update the Company's Clawback Policy as required to comply with the final rules of the New York Stock Exchange regarding the clawback of executive compensation.

Does Pediatrix Require its Executive Officers and Board of Directors to Retain a Certain Amount of Pediatrix Common Stock?

Pediatrix has adopted a Stock Ownership and Retention Policy which requires that each named executive officer and each non-management Director retain Pediatrix common stock worth a certain multiple of annual base salary, or cash retainer, respectively. Details of the policy and the required ownership levels are described in further detail in the "Executive Compensation: Compensation Discussion and Analysis" section of this Proxy Statement.

Has Pediatrix Adopted an Anti-Hedging and Anti-Pledging Policy?

Pediatrix has adopted a policy prohibiting its Directors, management, financial and other insiders from engaging in transactions in Pediatrix securities or derivatives of Pediatrix securities that might be considered hedging, or from holding Pediatrix securities in margin accounts or pledging Pediatrix securities as collateral for a loan, unless such person clearly demonstrates the financial capacity to repay the loan without resort to the pledged securities.

Does Pediatrix Have a Director Retirement Age Policy?

Pediatrix has adopted a Director Retirement Age Policy which provides that a Director must retire and may not stand for re-election during the calendar year in which the Director attains age 80. Additionally, no Director may be nominated to a new term if the Director would attain age 80 by the end of the calendar year in which the election is held.

Report of the Audit Committee

The following report of the Audit Committee does not constitute soliciting material and should not be deemed filed or incorporated by reference into any of Pediatrix's filings under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, except to the extent that we specifically incorporate such report by reference.

We act under a written charter that has been adopted by Pediatrix's Board of Directors. While we have the responsibilities set forth in this charter, it is not our duty to plan or conduct audits or to determine that Pediatrix's financial statements are complete, accurate or in compliance with accounting principles generally accepted in the United States ("GAAP"). This is the responsibility of Pediatrix's management and independent auditors.

Our primary function is to assist the Board of Directors in their evaluation and oversight of the integrity of Pediatrix's financial statements and internal control over financial reporting, the qualifications and independence of Pediatrix's independent auditors and the performance of Pediatrix's audit functions. In addition, while we are also responsible for assisting the Board of Directors in their evaluation and oversight of Pediatrix's compliance with applicable laws and regulations, it is not our duty to ensure compliance with such laws and regulations or Pediatrix's Compliance Plan and related policies. We are also responsible for overseeing, discussing and evaluating Pediatrix's guidelines, policies and processes with respect to risk assessment and risk management and the steps management has taken to monitor and control risk exposure, and we advise the Board of Directors with respect to such matters, as appropriate.

We also generally oversee Pediatrix's auditing, accounting and financial reporting processes. Management is responsible for Pediatrix's financial statements and the financial reporting process, including the system of internal controls. We also review the preparation by management of Pediatrix's quarterly and annual financial statements. Pediatrix's independent auditors, who are accountable to us, are responsible for expressing an opinion as to whether the consolidated financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of Pediatrix in conformity with GAAP. Pediatrix's independent auditors are also responsible for auditing and reporting on the effective operation of Pediatrix's internal control over financial reporting. We are responsible for retaining Pediatrix's independent auditors and maintain sole responsibility for their compensation, oversight and termination. We are also responsible for pre-approving all non-audit services to be provided by the independent auditors, and on an annual basis discussing with the independent auditors all significant relationships they have with Pediatrix to determine their independence.

In fulfilling our oversight role, we met and held discussions with Pediatrix's management and independent auditors. Management advised us that Pediatrix's audited consolidated financial statements were prepared in accordance with GAAP, and we reviewed and discussed the consolidated financial statements for the fiscal year ended December 31, 2022. In addition, we reviewed and discussed the Management's Discussion and Analysis of Financial Condition and Results of Operations section of Pediatrix's periodic reports, key accounting and reporting issues and the scope, adequacy and assessments of Pediatrix's internal controls and disclosure controls and procedures with management and Pediatrix's independent auditors. We discussed privately with the independent auditors matters deemed significant by the independent auditors, including those matters required to be discussed pursuant to the applicable requirements of the Public Company Accounting Oversight Board (PCAOB) and the SEC.

The independent auditors also provided us with the written disclosures and the letter required by applicable requirements of the PCAOB, regarding the independent accountant's communications with the Audit Committee concerning independence, and we discussed with the independent auditors matters relating to their independence. We also reviewed a report by the independent auditors describing the firm's internal quality-control procedures and any material issues raised in the most recent internal-quality control review or external peer review or inspection performed by the PCAOB.

Based on our review with management and the independent auditors of Pediatrix's audited consolidated financial statements and internal control over financial reporting and the independent auditors' report on such financial statements and their evaluation of Pediatrix's internal control over financial reporting, and based on the discussions and written disclosures described above and our business judgment, we recommended to the Board of Directors that the Company's audited consolidated financial statements for the fiscal year ended December 31, 2022 be included in Pediatrix's Annual Report on Form 10-K for the year ended December 31, 2022, for filing with the SEC.

Submitted by the Audit Committee of the Board of Directors.

Thomas A. McEachin
Laura A. Linynsky
Michael A. Rucker

Directors and Executive Officers

Pediatrix's Directors and Executive Officers

Pediatrix's current Directors and Executive Officers are as follows:

Name	Age	Position with Pediatrix
Mark S. Ordan	64	Executive Chair of the Board of Directors
Guy P. Sansone[1]	58	Lead Independent Director
Laura Linynsky[2][4]	55	Director
Thomas A. McEachin[1][2][3]	70	Director
Michael A. Rucker[2][3]	53	Director
John M. Starcher, Jr.[1][4]	52	Director
Shirley A. Weis[1][3][4]	69	Director
James D. Swift, M.D.	61	Chief Executive Officer and Director
C. Marc Richards	52	Executive Vice President, Chief Financial Officer
Mary Ann E. Moore	63	Executive Vice President, General Counsel and Secretary
Curtis B. Pickert, M.D.	65	Executive Vice President, Chief Operating Officer
Lee Wood	55	Executive Vice President, National and Market Operations

(1) Member of the Strategy Committee.
(2) Member of the Audit Committee.
(3) Member of the Nominating and Corporate Governance Committee.
(4) Member of the Compensation and Talent Committee.

The biographical information for each of the nominees for Director and Executive Officers is included below.

Mark S. Ordan
Executive Chair of the Board of Directors

Director Since: 2020

Age: 64

Committees: None



The Board of Directors has concluded that Mr. Ordan's qualifications to serve on the Board include his extensive experience in the healthcare industry, including as a senior executive and board member of both public and private companies, together with his extensive experience managing large-scale healthcare operations.

Mark S. Ordan has been a Director since July 2020 and Executive Chair of our Board of Directors since January 2023. Mr. Ordan served as our Chief Executive Officer from July 2020 through December 2022. Mr. Ordan previously served as the Chief Executive Officer and Chairman of the board of directors of Quality Care Properties, Inc. ("QCP"), a self-managed and self-administered real estate investment trust ("REIT") and one of the nation's largest actively managed real estate companies focused on post-acute/skilled nursing and memory care/assisted living properties, from October 2016 to July 2018. Prior to joining QCP, he served as a consultant to HCP, Inc. (NYSE:PEAK), a REIT which invests primarily in real estate serving the United States healthcare industry, from March 2016 until QCP's spin-off from HCP, Inc. in October 2016. Mr. Ordan previously held several positions at Washington Prime Group Inc., a retail REIT, including as a director from May 2014 to May 2017, Non-Executive Chairman of the board of directors from January 2016 to June 2016, Executive Chairman from January 2015 to January 2016, and Chief Executive Officer from May 2014 until January 2015. From January 2013 to November 2013, Mr. Ordan served as a director and as the Chief Executive Officer of Sunrise Senior Living, LLC, the successor to the management business of Sunrise Senior Living, Inc. (formerly NYSE:SZR) ("Sunrise"), which had been an operator of approximately 300 senior living communities in the United States, Canada and the United Kingdom, prior to its sale in January 2013. Mr. Ordan served as Sunrise's Chief Executive Officer from November 2008 to January 2013, as its Chief Investment and Administrative Officer from March 2008 to November 2008 and as a director from July 2008 to January 2013. While at Sunrise, Mr. Ordan led its restructuring and oversaw its eventual sale to Health Care REIT, Inc. Prior to Sunrise, he served as the Chief Executive Officer and President of The Mills Corporation ("Mills") (formerly NYSE:MLS), an owner and manager of a diversified portfolio of regional shopping malls and retail entertainment centers, from October 2006 to May 2007, as its Chief Operating Officer from February 2006 to October 2006 and as a director from December 2006 until March 2007. While at Mills, Mr. Ordan oversaw its operations and its eventual sale to Simon Property Group, Inc. and Farallon Capital Management, L.L.C. in April 2007. Prior to Mills, he served as the President and Chief Executive Officer of Balducci's LLC, a gourmet food store chain. He also founded and served as Chairman, President and Chief Executive Officer of Fresh Fields Markets, Inc., an organic foods supermarket chain, eventually leading the merger of the company with Whole Foods Markets, Inc. Mr. Ordan was also previously employed in the equities division of the investment banking firm of Goldman Sachs & Co. In February 2022, Mr. Ordan was appointed to serve on the Board of Directors of The Carlyle Group, a global investment firm, effective April 1, 2022. Since February 2019, Mr. Ordan has served on the Board of Trustees of Federal Realty Investment Trust (NYSE:FRT), a REIT specializing in the ownership, management, development, and redevelopment of high quality retail assets, where he also previously served from 1996 to 2006, including as Chairman from 2001 to 2006. Mr. Ordan has served on the board of directors of Elli Finance (UK) plc, the parent holding company of Four Seasons Health Care, a private home care operator, since October 2018. Previously, Mr. Ordan served on the boards of VEREIT, Inc. (f/k/a American Realty Capital Properties, Inc.), a leading, full-service real estate operating company with investment management capability, a position he held from June 2015 until his appointment as our Chief Executive Officer in July 2020, and of Forest City Realty Trust, Inc. (formerly NYSE:FCEA), a real estate company that owns, develops, manages and acquires commercial and residential real estate, from April 2018 until its acquisition by a real estate fund of Brookfield Asset Management Inc. (NYSE:BAM) in December 2018. Mr. Ordan currently serves on the boards of the U.S. Chamber of Commerce, Vassar College and Holton Arms School. Mr. Ordan received a B.A. from Vassar College and an MBA from Harvard Business School.

Guy P. Sansone
Lead Independent Director

Director Since: 2020

Age: 58

Committees: Strategy



The Board of Directors has concluded that Mr. Sansone's qualifications to serve on the Board include his more than 25 years of experience working as an adviser, investor and senior manager of companies in the healthcare industry, together with his extensive financial expertise and leadership experience as a senior executive and board member.

Guy P. Sansone has been a Director of the Company since July 2020 and the Lead Independent Director since January 2023. Mr. Sansone previously served as Chair of the Board of Directors of the Company from July 2020 through December 2022. Mr. Sansone has served as the Co-Founder, Chairman and Chief Executive Officer of H2 Health, a leading regional provider of physical rehabilitation services and clinician staffing solutions, since February 2020. Prior to that, he served as Managing Director at Alvarez & Marsal in New York, a financial advisory and consulting firm notable for its work in turnaround management and performance improvement of a number of large, high-profile businesses across the globe, where he served as Chairman of the firm's Healthcare Industry Group, which he founded in 2004. Mr. Sansone has also served on the Boards of Directors of Magellan Health, Inc., a healthcare company focused on special populations, complete pharmacy benefits and other specialty areas of healthcare, since March 2019, Longevity Health Plans, a specialized Medicare Advantage health plan, since February 2020, Carisk Partners, a risk transfer, care coordination company, since April 2019, and Qhr Health, a hospital management consultant to independent, community and rural hospitals and healthcare systems, and as Non-Executive Chairman of Brookdale Senior Living, Inc. (NYSE:BKD), an owner and operator of senior living and retirement communities, since January 2020. Mr. Sansone has served on the Board of Advisors for Pager, Inc., a mobile healthcare technology company, since March 2017. Previously, Mr. Sansone served on the Boards of Directors of Civitas Solutions, Inc. (formerly NYSE:CIVI), a leading national provider of home-and community-based health and human services to must-serve individuals with intellectual, developmental, physical or behavioral disabilities and other special needs, from December 2009 until its acquisition by Celtic Intermediate Corp. in March 2019, and HealthPRO Heritage, a leading national provider of therapy management and consulting services, from September 2015 to November 2019. Over the past 20 years, he has invested in and consulted as an executive to numerous companies, focusing on developing and evaluating strategic and operating alternatives designed to enhance value. Mr. Sansone earned a B.S. from the State University of New York at Albany.

Laura A. Linynsky
Director

Director Since: 2022

Age: 55

Committees: Audit and Compensation and Talent



The Board of Directors has concluded that Ms. Linynsky's qualifications to serve on the Board include her financial experience, senior housing healthcare experience and her experience in healthcare management consulting.

Laura A. Linynsky has been a Director of the Company since May 2022. Ms. Linynsky has served as a consultant focused on healthcare management, providing operational, quality care, employment, ESG and regulatory guidance for both start up and expanding organizations since August 2018. Ms. Linynsky previously served as Senior Vice President of Quality Care Properties, a real estate company that owned over 300 post-acute/skilled nursing and assisted living properties, from 2016 to 2018, where she was responsible for operational and financial oversight of the communities and was part of the executive team that fully restructured the relationship with HCR ManorCare and its sole landlord to combine the two. She served as interim Chief Financial Officer for HCR ManorCare until the company was sold in July 2018. Prior to this, from 2010 to 2013, she served as Chief Operating Officer and head of Operations for Sunrise Senior Living, Inc. (formerly NYSE:SZR) ("Sunrise"), where she oversaw operations in the United States, Canada and the UK and was part of the senior team who led the company's operating and financial turnaround. Before leading Sunrise operations, Ms. Linynsky served as Vice President, Real Estate and Asset Management and was Director of Acquisitions from 2002 to 2010. Prior to Sunrise, Ms. Linynsky served in various finance, tax and business development roles at, among other companies, Marriott International (NASDAQ:MAR), Nextel Communications (formerly NYSE:FON) and Cogent Communications (NASDAQ:CCOI). She is a past board member of Argentum and the National Investment Center for Seniors Housing, both non-profit organizations. Ms. Linynsky has over 20-plus years of corporate finance, accounting, and tax experience with over 10 years' experience in the senior housing healthcare industry. Ms. Linynsky earned a B.S. from the University of South Carolina, Columbia.

Thomas A. McEachin
Director

Director Since: 2020

Age: 70

Committees: Audit, Nominating and Corporate Governance and Strategy



The Board of Directors has concluded that Mr. McEachin's qualifications to serve on the Board include his extensive finance and executive management experience and in-depth knowledge of financial reporting, compliance, accounting and controls and corporate governance matters.

Thomas A. McEachin has been a Director of the Company since July 2020. Mr. McEachin has served on the Board of Directors of Surgalign Holdings, Inc. (NASDAQ:SRGA) (formerly RTI Surgical Holdings, Inc. (NASDAQ:RTIX)), a global medical technology company advancing the science of spine care, since December 2015, and on the Board of Federal Realty Investment Trust (NYSE:FRT), a publicly traded REIT, since October 2022. Previously, he held executive positions at Covidien Surgical Solutions, a division of Covidien plc (formerly NYSE:COV), a global health care products company and manufacturer of medical devices and supplies, from 2008 to 2012. During his tenure at Covidien Surgical Solutions, he served as Vice President, Finance from 2008 to 2011 and Vice President and Group Chief Financial Officer from 2011 to 2012. From 1997 to 2008, Mr. McEachin served in various finance capacities at United Technologies Corporation, a global leader in the aerospace and building industries, and its subsidiaries, including as Chief Investor Relations officer, Vice President and Controller of Pratt & Whitney, and Vice President and Chief Financial Officer of UTC Power. Prior to that, he held several executive positions with Digital Equipment Corporation (formerly NYSE:DEC), a vendor of computer systems, including computers, software, and peripherals, from 1986 to 1997. Mr. McEachin was with Xerox Corporation (n/k/a Xerox Holdings Corporation) (NYSE:XRX), a global corporation that sells print and digital document products and services, from 1975 to 1986, serving as Controller of the procurement organization. Mr. McEachin formerly served as a trustee and officer of the Wadsworth Atheneum (Hartford, CT), the oldest public art institution in the United States, serving on their executive, finance and investment committees. He also is a past board member of the Connecticut Science Center and chair of the audit committee. Mr. McEachin holds a B.S. from New York University and an MBA from Stanford University.

Michael A. Rucker
Director

Director Since: 2019

Age: 53

Committees: Audit and Nominating and Corporate Governance



The Board of Directors has concluded that Mr. Rucker's qualifications to serve on the Board include his extensive experience as an executive in the healthcare industry, including the management of physician practices and partnerships.

Michael A. Rucker was elected as a Director in May 2019. Since 2017, Mr. Rucker has served as Chief Executive Officer, and since 2016 as a member of the Board of Directors, of Ivy Rehab Network, Inc., one of the largest networks of physical therapy clinics in the United States. Prior to joining Ivy Rehab, Mr. Rucker served from 2010 to 2017 as Executive Vice President and Chief Operating Officer of Surgical Care Affiliates, Inc., at the time a publicly traded operator of one of the nation's largest networks of surgical facilities, until its acquisition by United Health Group. Mr. Rucker has also held executive roles in various healthcare companies, including DaVita, Inc., where he served as Division Vice President from 2005 to 2008 after DaVita acquired Gambro Healthcare, where Mr. Rucker had served in various general management and business development capacities since 1997.

John M. Starcher, Jr.
Director

Director Since: 2020

Age: 52

Committees: Compensation and Talent and Strategy



The Board of Directors has concluded that Mr. Starcher's qualifications to serve on the Board include his significant leadership experience as a senior executive in the healthcare industry, including as President and Chief Executive Officer of Bon Secours Mercy Health.

John M. Starcher, Jr. has been a Director of the Company since July 2020. Mr. Starcher is the President and Chief Executive Officer of Bon Secours Mercy Health, a not-for-profit Catholic health system that owns and operates 48 acute care hospitals, over 1,000 sites of care serving more than 10 million patients and has more than 60,000 employees across seven states and two countries, where he has served since September 2018. Prior to this, he served as Chief Executive Officer and President of Mercy Health from April 2016 to August 2018, where he oversaw the development of system strategies and operations for all 23 Mercy Health hospitals and the clinically integrated network across Ohio and Kentucky. Before being promoted to Chief Executive Officer at Mercy Health, Mr. Starcher served as an Executive Vice President of Operations and Chief Executive Officer of the Cincinnati Market at Mercy Health from January 2015 to April 2016. From August 2013 through March 2014, Mr. Starcher served as the Interim President and Chief Executive Officer of Health Management Associates Inc. (formerly NYSE:HMA) ("HMA"), an integrated acute care delivery system with 71 hospitals across 15 states, where he guided HMA through its successful sale to Community Health Systems. Prior to that, Mr. Starcher served as President of HMA's Eastern Group from February 2012 until August 2013. Before joining HMA, Mr. Starcher served as the Chief Executive Officer of three of Mercy Health's four divisions — overseeing more than 20 acute care hospitals, five long term care facilities, six home health agencies, and dozens of affiliated clinical practices with more than $3 billion in net revenue. Prior to that, he served as the Chief Executive Officer of the Northeastern Pennsylvania Region, the senior vice president of Human Resources and corporate associate general counsel at Catholic Health Partners. Mr. Starcher started his career in 1993 in Human Resources at the Medical College of Ohio as the Director of Labor Relations where he worked until he joined Catholic Health Partners in 1999. Mr. Starcher serves as a Director on the Boards of Bon Secours Mercy Health, Ensemble Health Partners, and American Pain Consortium, LLC. He also serves on the Advisory Board of HealthQuest Capital. Mr. Starcher holds a Bachelor's degree in business administration from Bowling Green State University and J.D. from the University of Toledo. He is licensed to practice law in the State of Ohio (currently inactive) and has actively served as a director on more than 20 boards in varied industries, including banking, insurance, acute and sub-acute healthcare, specialty care, and physician practice organizations.

Shirley A. Weis
Director

Director Since: 2020

Age: 69

Committees: Compensation and Talent, Nominating and Corporate Governance and Strategy



The Board of Directors has concluded that Ms. Weis' qualifications to serve on the Board include her extensive leadership, management and consulting experience in the healthcare industry, including as Mayo Clinic's first female Chief Administrative Officer, together with her private and public company board experience.

Shirley A. Weis has been a Director of the Company since July 2020. Ms. Weis has served as the President of Weis Associates, LLC, a consulting firm she founded focused on healthcare management, strategic planning and leadership development, since January 2014. Previously, Ms. Weis was the Vice President and Chief Administrative Officer of Mayo Clinic, a nonprofit medical practice and medical research group, from 2007 until her retirement in December 2013. She joined Mayo Clinic in 1995 and held a number of clinical and administrative leadership positions, including Chair of Administrative Services for the Mayo Clinic in Arizona, Chair of the Mayo Clinic Managed Care Department and Executive Director of Mayo Management Services, Inc. Ms. Weis was also previously a member of the Mayo Clinic Board of Trustees. Ms. Weis served on the Board of Directors of Obyx (formerly The Medical Memory, LLC), a Phoenix-based, private company that facilitates recording of medical conversations with doctors and distributes them to patients and families, from July 2017 to December 2021. She previously served on the Boards of Directors of Sentry Insurance Company, a mutual insurance company specializing in business insurance, from May 2015 until April 2019, Surgalign Holdings, Inc. (NASDAQ:SRGA) (formerly RTI Surgical Holdings, Inc. (NASDAQ:RTIX)), a global medical technology company advancing the science of spine care, from October 2014 until May 2021 and Traverse Global Healthcare, a Phoenix-based developer of U.S. — style healthcare facilities in global markets, from February 2014 until the company was dissolved in October 2016. Ms. Weis holds a B.S. from Michigan State University, a Master of Management degree from Aquinas College and an honorary Doctor of Science degree from Michigan State University. She was named one of the Top 25 Women in Healthcare by Modern Healthcare magazine for 2007 and 2013.

James D. Swift, M.D.
Chief Executive Officer and Director

Director Since: 2023

Age: 61

Committees: None



The Board of Directors has concluded that Dr. Swift's qualifications to serve on the Board include his extensive experience within the Company and in the broader healthcare industry, including as Chief Executive Officer of Children's HealthCare Network.

James D. Swift, M.D., has served as our Chief Executive Officer since January 2023 and was appointed as a Director in March 2023. Dr. Swift joined the Company in 2009 through the acquisition of a multi-state pediatric specialty practice, Children's HealthCare Network, which he founded in 1996 and where he served as Chief Executive Officer. Dr. Swift became the Company's Executive Vice President and Chief Operating Officer in 2022 and led all aspects of the Company's growth strategy and the design and launch of its primary and urgent care service line. From 2013 until 2022, Dr. Swift served as the Company's Chief Development Officer and prior thereto served as Regional President, South Central Region for the Company's Pediatrix Division. Dr. Swift has authored numerous peer review articles and he co-edited the clinical textbook titled "Pediatric Hospital Medicine: Textbook of Inpatient Management." At the time of publication in 2007, it was the first textbook for pediatricians practicing in inpatient settings. Dr. Swift received his medical degree from the University of Health Sciences/The Chicago Medical School and completed his internal medicine/pediatrics residency program at Loma Linda University Medical Center. He completed a fellowship in pediatric critical care at Harbor-UCLA Medical Center, Children's Hospital of Orange County and Martin Luther King Jr. Medical Center.

C. Marc Richards
Executive Vice President and Chief Financial Officer

Age: 52



C. Marc Richards has served as our Executive Vice President and Chief Financial Officer September 2020. Prior to joining the Company as Executive Vice President in September 2020, Mr. Richards, served as Chief Financial Officer of Quality Care Properties ("QCP"), a self-managed and self-administered real estate investment trust focused on post-acute/skilled nursing and memory care/ assisted living properties, from October 2016 to July 2018. In this role he oversaw the spin-off of QCP from Healthcare Property Investors ("HCP") and the eventual merger of QCP with Welltower. Prior to the establishment of QCP, Mr. Richards served as a consultant to HCP from March 2016 to October 2016. Mr. Richards previously served as Executive Vice President and Chief Administrative Officer of Washington Prime Group Inc. from January 2015 to January 2016 and as Chief Financial Officer from May 2014 to January 2015. From January 2013 to May 2014, Mr. Richards served as Chief Financial and Administrative Officer of Sunrise. He served as Chief Financial Officer of Sunrise Senior Living, Inc. (formerly NYSE:SZR) ("Sunrise") from March 2011 to January 2013 and as Chief Accounting Officer of Sunrise from July 2009 to March 2011. Before joining Sunrise, Mr. Richards served in executive roles with JE Robert Companies, Republic Property Trust and The Mills Corporation.

Mary Ann E. Moore
Executive Vice President, General Counsel and Secretary

Age: 63



Mary Ann E. Moore was appointed Executive Vice President, General Counsel and Secretary in October 2022. Ms. Moore joined the Company in 2006 as Associate General Counsel and has served in various senior roles within the Legal Department since that time, including her last appointment as Executive Vice President, Chief Enterprise Risk and Legal Operations Officer beginning in 2021. Prior to joining the Company, Ms. Moore was Senior Counsel for Tenet Health System in South Florida. Ms. Moore was previously with the Adventist Health System in Chicago, Illinois and prior thereto she was in private legal practice with the law firms of Hinshaw and Culbertson in Chicago, Illinois and Tallman Hudders and Sorrentino in Allentown, Pennsylvania. Ms. Moore holds a Juris Doctor degree from Duquesne University School of Law and a bachelor's degree in Nursing from Carlow College, both in Pittsburgh, Pennsylvania.

Curtis B. Pickert, M.D.
Executive Vice President,
Chief Operating Officer

Age: 65



Curtis B. Pickert, M.D., has served as our Chief Operating Officer since February 2023. He joined the Company in 2009 and was appointed Executive Vice President, Clinical Services Division in 2021, overseeing Pediatrix Clinical Research, Education, Quality and Safety (CREQS), medical affairs, clinical systems, medical professional liability, the advanced practice program and medical administrative services. In 2022, his leadership role was expanded with the promotion to Chief Physician Executive, where he serves as chair of the Company's Physician Executive Council. The council helps ensure physician leadership representation across all specialty areas. In 2023, his role was expanded again to include leading our corporate operations in addition to clinical services. Previously, Dr. Pickert served as President, Clinical Services Division, from January 2017 to 2022, as the Company's Chief Medical Officer, Western Division, from July 2015 to December 2016, and as Regional Vice President, Midwest Region, from January 2014 to June 2015 for the Company's Pediatrix Division. From 2009 to 2013, Dr. Pickert was the Director of Hospital-Based Pediatric Services for the Company's Pediatrix Division and served as Chief of Medical Services and the Medical Director of Pediatrics and the Pediatric Intensive Care Unit at Cottage Children's Hospital in Santa Barbara, California. Dr. Pickert attended medical school and completed a residency in pediatrics at the University of Kansas. He received fellowship training in pediatric hematology/ oncology at St. Jude Children's Research Hospital in Memphis, Tennessee, after which he completed a fellowship program in pediatric critical care medicine at Arkansas Children's Hospital in Little Rock. He is board-certified in pediatrics and pediatric critical care medicine.

Lee Wood
Executive Vice President,
National and Market
Operations

Age: 55



Lee Wood has served as our Executive Vice President, National and Market Operations since February 2023. Mr. Wood rejoined the Company in 2019 and served as Senior Vice President, National Operations, from July 2020 to February 2023, and Chief Operating Officer, Western Markets, from October 2019 to June 2020. He previously held various operation roles with the company from 2005 to 2015, including Regional President, Regional Vice President, Director of Operations and Director of Business Development. Prior to rejoining Pediatrix, Mr. Wood was the Executive Vice President and General Manager of Physician Services for InTouch Health from 2016 to 2019. Mr. Wood holds a bachelor's degree in business administration, specializing in accounting, from Texas Wesleyan University.

Board Characteristics and Diversity

The following chart depicts certain information regarding the characteristics and diversity of our Board of Directors as of March 31, 2023. Additional information regarding the characteristics and diversity of various populations across our organization, including our executive, senior executive level and manager group and our affiliated physicians and other clinical professionals can be found on page 33.


Tenure
2
years
average
tenure
8
0-5 yrs
Diversity
25%
women
12.5%
racial
diversity
Age
60.6 years
average age
5
3
50s
60s

Committees of the Board of Directors

Audit Committee

Pediatrix's Audit Committee held six meetings in 2022. Messrs. McEachin and Rucker were members of the committee throughout 2022. Ms. Linynsky has been a member of the committee since May 2022. Mr. McEachin has acted as chair of the committee since May 2022. Two of our former directors, Mr. Paul Gabos and Ms. Karey Barker, were members of the committee from January through May 2022. Mr. Gabos acted as chair of the committee from January through May 2022. Pediatrix's Board of Directors has determined that each of Messrs. McEachin and Rucker and Ms. Linynsky qualify as an "audit committee financial expert" as defined by the rules and regulations of the SEC and that each member of the Audit Committee during 2022 meets the independence requirements under such rules and regulations and for a New York Stock Exchange listed company.

Pediatrix's Board of Directors has adopted a written charter for the Audit Committee setting out the functions that it is to perform. A copy of the Audit Committee Charter is available on our website at www.Pediatrix.com.

Please refer to the Report of the Audit Committee, which is set forth above, for a further description of our Audit Committee's responsibilities and its recommendation with respect to our audited consolidated financial statements for the year ended December 31, 2022.

Compensation and Talent Committee

Pediatrix's Compensation and Talent Committee held nine meetings in 2022. Mr. Starcher and Ms. Weis were members of the committee throughout 2022. Ms. Linynsky has been a member of the committee since May 2022. Two of our former directors, Dr. Waldemar Carlo and Mr. Manny Kadre, were members of the committee from January through May 2022. Ms. Weis acted as chair of the committee throughout 2022. Pediatrix's Board of Directors determined that each member

of the Compensation and Talent Committee during 2022 meets the independence requirements for a New York Stock Exchange listed company.

Pediatrix's Compensation and Talent Committee has a written charter for the Compensation and Talent Committee setting out the functions that it is to perform. A copy of the Compensation and Talent Committee Charter is available on our website at www.Pediatrix.com.

The primary purpose of Pediatrix's Compensation and Talent Committee is to assist Pediatrix's Board of Directors in the discharge of the Board of Directors' responsibilities relating to compensation of executive officers. The scope of authority of Pediatrix's Compensation and Talent Committee includes the following:

- Evaluating the performance of and setting the compensation for Pediatrix's Chief Executive Officer and other executive officers;

- Supervising and making recommendations to Pediatrix's Board of Directors with respect to incentive compensation plans and equity-based plans for executive officers;

- Overseeing the review of the Company's incentive compensation arrangements to determine whether they encourage excessive risk-taking, including discussing at least annually the relationship between risk management policies and practices and compensation and considering, as appropriate, compensation policies and practices that could mitigate any such risk;

- Reviewing and discussing with management workforce demographics and employee matters, including compensation and employee benefits, training, health and wellness and diversity, equity and inclusion;

- Evaluating whether to engage, retain, or terminate an outside consulting firm for the review and evaluation of Pediatrix's compensation plans and approving such outside consulting firm's fees and other retention terms; and

- Conducting an annual self-assessment of the Compensation and Talent Committee.

Upon a determination of Pediatrix's full Compensation and Talent Committee membership, matters may be delegated to a subcommittee for evaluation and recommendation back to the full committee. For a description of the role performed by executive officers and compensation consultants in determining or recommending the amount or form of executive and Director compensation, see "How Pay Decisions are Made."

Nominating and Corporate Governance Committee

Pediatrix's Nominating and Corporate Governance Committee held three meetings in 2022. Mr. Starcher as well as two of our former directors, Mr. Kadre and Ms. Barker, were members of the committee from January through May 2022. Mr. McEachin and Ms. Weis have been members of the committee since May 2022. Mr. Kadre acted as chair of the committee from January through May 2022. Mr. Rucker has acted as chair of the committee since May 2022. Pediatrix's Board of Directors has determined that each member of the Nominating and Corporate Governance Committee during 2022 meets the independence requirements for a New York Stock Exchange listed company.

Pediatrix's Board of Directors has adopted a written charter for the Nominating and Corporate Governance Committee setting out the functions that it is to perform. A copy of the Nominating and Corporate Governance Committee Charter is available on our website at www.Pediatrix.com.

The Nominating and Corporate Governance Committee assists the Board of Directors with respect to nominating new Directors and committee members and taking a leadership role in shaping the corporate governance of Pediatrix. To fulfill its responsibilities and duties, the committee, among other things, reviews the qualifications and independence of existing Directors and new candidates; assesses the contributions of current Directors; identifies and recommends individuals qualified to be appointed to committees of the Board of Directors; considers rotation of committee members;

reviews the charters of the committees and makes recommendations to the full Board of Directors with respect thereto; develops and recommends to the Board of Directors corporate governance principles, including a code of business conduct; and evaluates and recommends succession plans for Pediatrix's Chief Executive Officer and other senior executives.

Although the Nominating and Corporate Governance Committee does not solicit Director nominations, the committee will consider candidates suggested by shareholders in written submissions to Pediatrix's Secretary in accordance with the procedures described below in the section entitled "Information Concerning Shareholder Proposals." In evaluating nominees for Director, the committee does not differentiate between nominees recommended by shareholders and others. In identifying and evaluating candidates to be nominated for Director, the committee reviews the desired experience, mix of skills and other qualities required for appropriate Board composition, considering the current Board members and the specific needs of Pediatrix and its Board of Directors. Although the committee does not have a formal policy with regard to the consideration of diversity in identifying Director nominees, the committee's review process is designed so that the Board of Directors includes members with diverse backgrounds, skills and experience, and represents appropriate financial, clinical and other expertise relevant to the business of Pediatrix. At a minimum, Director candidates must meet the following qualifications: high personal and professional ethics, integrity and values and a commitment to the representation of the long-term interests of our shareholders.

Strategy Committee

Pediatrix's Strategy Committee held three meetings in 2022. Messrs. McEachin, Sansone and Starcher served as members of the Strategy Committee throughout 2022. Ms. Weis has been a member of the committee since May 2022. Mr. Sansone has acted as chair of the committee since July 2020. Pediatrix's Board of Directors has determined that each member of the Strategy Committee during 2022 met the independence requirements for a New York Stock Exchange listed company.

Pediatrix's Board of Directors has adopted a written charter for the Strategy Committee setting out the functions that it is to perform. A copy of the Strategy Committee Charter is available on our website at www.Pediatrix.com.

The Strategy Committee reviews, evaluates and oversees the Company's corporate strategy and identifies opportunities to create value for the Company's shareholders; reviews with management the Company's strategy for acquisitions; and makes regular reports and recommendations to the Board regarding its activities.

Risk Considerations in Our Compensation Programs

The Compensation and Talent Committee has reviewed the Company's compensation structures and policies as they pertain to risk and has determined that the Company's compensation programs do not create or encourage the taking of risks that are reasonably likely to have a material adverse effect on the Company.

Certain Relationships and Related Person Transactions

Sandra Medel, the daughter of Dr. Roger J. Medel, who served as a Director of the Company from 1979 to March 2023, is employed by Pediatrix as Senior Division Counsel and is responsible for providing legal support and advice in the areas of contracting and operations. Ms. Medel's base salary was $132,236 for 2022. Ms. Medel was paid $7,271 in bonus during 2022 that related to excess performance by the Company for the 2021 bonus year, for which the excess payment percentage was consistent with similarly situated employees. In addition, Pediatrix provided her certain health and other benefits customarily provided to similarly situated employees.

Catherine Stevens, the daughter of Ms. Moore, is employed by Pediatrix as Assistant General Counsel and is responsible for providing legal support and advice in the area of the Company's defense of its medical malpractice claims. While Ms. Stevens is a lawyer on behalf of the Company, she does not report to Ms. Moore, but rather to Dr. Curtis Pickert, our Executive Vice President and Chief Operating Officer, who is responsible for medical malpractice claims. Ms. Stevens' base salary was $211,532 for 2022 and is expected to be $218,936 for 2023. Ms. Stevens was paid $16,396 in bonus during 2022 that related to excess performance by the Company for the 2021 bonus year, for which the excess payment percentage was consistent with similarly situated employees. In addition, Pediatrix provided her certain health and other benefits customarily provided to similarly situated employees.

Review and Approval of Related Person Transactions

Pediatrix has a written policy for the review and approval or ratification of transactions (i) between Pediatrix and any Pediatrix Director or any other entity in which any Pediatrix Director is a director, officer or has a financial interest; and (ii) in which Pediatrix is or will be a participant and any related person has or will have a direct or indirect material interest. For purposes of the policy, a related person includes any Pediatrix Director or Director nominee, executive officer or holder of more than 5% of the outstanding voting stock of Pediatrix or any of their respective immediate family members. The policy does not apply to transactions pertaining to (i) director or officer compensation that is approved or recommended to Pediatrix's Board of Directors for approval by Pediatrix's Compensation and Talent Committee or (ii) the employment by Pediatrix of any immediate family member of a related person in a non-officer position and at compensation levels commensurate with that paid to other similarly situated employees.

Pursuant to the terms of the policy, all covered transactions, if determined to be material by Pediatrix's General Counsel or if the transaction involves the participation of a member of the Pediatrix Board of Directors, are required to be promptly referred to the disinterested members of the Pediatrix Audit Committee for their review or, if less than a majority of the members of Pediatrix Audit Committee are disinterested, to all the disinterested members of the Pediatrix Board of Directors. Pursuant to the terms of the policy, materiality determinations must be based on the significance of the information to investors in light of all circumstances, including, but not limited to, the (i) relationship of the related persons to the covered transaction, and with each other, (ii) importance to the person having the interest, and (iii) amount involved in the transaction. All transactions involving in excess of $120,000 are automatically deemed to be material pursuant to the terms of the policy.

The disinterested Directors of Pediatrix's Audit Committee or Board of Directors, as applicable, are required to review such material covered transactions at their next regularly-scheduled meeting, or earlier if a special meeting is called by the Chair of the Audit Committee, and may only approve such a material covered transaction if it has been entered into in good faith and on fair and reasonable terms that are no less favorable to Pediatrix than those that would be available to Pediatrix in a comparable transaction in arm's length dealings with an unrelated third party at the time it is considered by the disinterested Directors of Pediatrix's Audit Committee or Board of Directors, as applicable.

All of the transactions described in "Transactions with Related Persons" below were covered transactions under our policy and the policies and procedures required by the policy were followed in connection with the review and approval or ratification of all of such transactions.

Transactions with Related Persons

Since the beginning 2022, there have been no transactions with related persons other than as described above, and there are no other currently proposed transactions with related persons.

Compensation Committee Interlocks and Insider Participation

In 2022, none of our executive officers or Directors was a member of the Board of Directors of any other company where the relationship would be considered a compensation committee interlock under the SEC rules.

Environmental, Social and Governance ("ESG")

As a leading provider of women's and children's health care services, delivering high-quality, specialized patient care is at the forefront for our affiliated medical practices. In fulfilling our mission to Take great care of the patient, every day and in every way™, we uphold unwavering moral values and ethical conduct. Another priority for us is the well-being of our associates, who must consistently and relentlessly be treated with respect, equality, dignity, compassion, empowerment and integrity. Finally, taking care of our patients and associates goes hand-in-hand with taking care of the environment. With a commitment to improving patient outcomes, we are on a mission to continually evolve our social and environmental responsibilities for the greater good of the planet and its various populations. In line with these values, during 2022 we donated $3.1 million to various charities, primarily benefiting women's and children's health.

In 2021, we created an ESG Operational Committee, comprised of senior leaders in the Company's Clinical Services, Operations, Information Technology, Legal, Compliance, Internal Audit, Human Resources, Finance and Strategy departments. The ESG Operational Committee members were tasked with creating the Company's formal ESG program, which we implemented over the course of 2021 based on the Sustainability Accounting Standards Board standards for companies in the business of Healthcare Delivery. The ESG Operational Committee reports frequently to an ESG Executive Committee comprised of our senior management and the Executive Chair of the Board of Directors, which oversees the ESG Operational Committee's activities and reports to the Compensation and Talent Committee and the full Board of Directors.

2022 ESG Highlights:

In 2022, some of the highlights of our ESG initiatives included:

improving our ESG disclosures with ESG ratings agencies	building awareness of our commitment to sustainability, ensuring a mutually beneficial and healthy relationships with patients, associates and shareholders alike	developing a diversity, equity and inclusion and corporate Sustainability Report	capturing key performance indicators to measure, monitor and address material issues with respect to environmental, social and governance performance

On December 1, 2022, we published our inaugural Sustainability Report, which outlines our approach and business practices regarding our ESG-related efforts as part of our commitment toward a sustainable future. The Sustainability Report outlines how we as a Company have integrated ESG principles into our operations and aligned them with our overarching business strategy to create a positive environmental and social impact. The Sustainability Report includes our Company policies and current progress in making positive and lasting changes in the areas of environmental sustainability, socially responsible corporate governance, and diversity, equity, and inclusion efforts, among others.

Please follow our ESG journey as it develops by visiting the ESG section of our website at: www.pediatrix.com/sustainability, which contains a description of our ESG policies, the full text of our Sustainability Report, and further information on our ESG initiatives.

Executive Compensation: Compensation Discussion and Analysis ("CD&A")

Section I: A Message to Our Shareholders

Dear Pediatrix Shareholders,

The principal responsibility of the Compensation and Talent Committee is to ensure that we have an executive compensation program in place that attracts and retains the best executive workforce in our industry. We believe that having the highest-quality leadership team in place is critical to our mission: "Take great care of the patient, every day and in every way."® We also recognize that to best serve our patients and shareholders, we must also fulfill our responsibility to "Take great care of the business." We strive to design an executive officer compensation program that ensures that we accomplish our mission while delivering value to our shareholders.

The Compensation and Talent Committee is committed to enhancing our performance-based compensation program to further align our executive compensation with value creation for our shareholders.

The Compensation and Talent Committee understands that our shareholders have recently expressed significant concern about the Company's executive compensation program. At our 2022 Annual Meeting, our "say on pay" proposal received only 45% support, down from 81% support in 2021. While we continuously strive for improvement, given the results of last year's "say on pay" proposal, members of the Company's management team and I sought additional engagement with our shareholders in 2022 to better understand their concerns and suggestions related to executive compensation. We have incorporated those concerns and suggestions into our thought process and decisions, including the establishment of 2023 performance metrics.

Beginning in 2023, the Company intends to issue performance-based equity awards with three one-year performance periods to better align executive compensation with the Company's long-term performance. The performance-based equity awards will also contain a three-year return on invested capital modifier to hold leaders accountable for the efficient use of capital. In addition, beginning in 2023, the Company will set measurable goals and weighting for the non-financial components of the Company's annual bonus program, and intends to continue to provide more fulsome disclosure surrounding the annual achievement of non-financial performance metrics in the years ahead.

Beginning on the next page of this Proxy Statement, we present specific information about the compensation paid to our Chief Executive Officer and other Named Executive Officers ("NEOs") for fiscal year 2022. We have provided information regarding how the Company's 2022 executive compensation program was designed, as well as how the Compensation and Talent Committee has designed the compensation of Dr. Swift, and our other NEOs, on a go-forward basis.

Finally, we want to thank you for making Pediatrix part of your investment portfolio. You can be confident in our commitment to deliver exceptional performance that drives shareholder value over the long-term and quality care for the patients that depend on Pediatrix.



Sincerely,

Shirley A. Weis

Shirley A. Weis
Compensation and Talent Committee Chair

Section II: Compensation and Talent Committee Report

The Compensation and Talent Committee determines the compensation for our Chief Executive Officer and other NEOs and oversees the administration of our executive compensation program. The Compensation and Talent Committee is composed entirely of independent Directors and is advised as necessary by independent consultants and legal counsel. Our Chief Executive Officer provides advice and recommendations to the Compensation and Talent Committee with respect to the compensation of other senior executive officers. Under the rules of the Securities and Exchange Commission, our NEOs for 2022 are:

- Mark S. Ordan, Former Chief Executive Officer (until December 31, 2022)

- James D. Swift, M.D., Executive Vice President and Chief Operating Officer (until his appointment as Chief Executive Officer effective January 1, 2023)

- C. Marc Richards, Executive Vice President and Chief Financial Officer

- Mary Ann E. Moore, Executive Vice President, General Counsel and Secretary (formerly Executive Vice President, Chief Enterprise Risk and Legal Operations Officer until October 14, 2022)

- Dominic J. Andreano, Former Executive Vice President, General Counsel and Secretary (until October 15, 2022)

In fulfilling our role, we met and held discussions with the Company's management and reviewed and discussed this CD&A. Based on our review and such discussions, we recommended to the Board of Directors that the CD&A be included in this Proxy Statement.

Submitted by the Compensation and Talent Committee of the Board of Directors:

Shirley A. Weis
Laura A. Linynsky
John M. Starcher, Jr.

This Compensation and Talent Committee Report does not constitute soliciting material and should not be deemed filed or incorporated by reference into any of Pediatrix filings under the Securities Act or the Exchange Act, except to the extent that we specifically incorporate such report by reference.

Section III: Executive Summary

2022 Business Highlights

We are a national medical group comprised of the nation's leading providers of physician services practicing under the Pediatrix® brand. Pediatrix-affiliated clinicians are committed to providing coordinated, compassionate and clinically excellent services to women, babies and children across the continuum of care, both in hospital settings and office-based practices. Our specialties include obstetrics, maternal-fetal medicine and neonatology complemented by more than 20 pediatric subspecialties, as well as a newly expanded area of primary and urgent care clinics. The group's high-quality, evidence-based care is bolstered by investments in research, education, quality-improvement and safety initiatives. Our unique healthcare model has been in place for more than 40 years, allowing us to focus on what is most important in our industry – taking great care of our patients.

During 2022, we changed our corporate name to Pediatrix Medical Group, Inc., signifying the return to our core focus in caring for women, babies and children. We continued our recovery from the impact of the COVID-19 pandemic, with no material impacts from any COVID-19 variants on our patient volumes in 2022, and the mix of patients reimbursed under government-sponsored healthcare programs remained relatively stable as compared to 2021.

In early 2022, we completed a refinancing of our capital structure, reducing both our leverage and our ongoing debt service costs. We believe our current debt structure provides us with an efficient capital structure that offers optimal flexibility and liquidity for the foreseeable future.

We expanded our pediatric urgent care service line in 2022 through an affiliation with a 13-clinic pediatric urgent care practice and began the evolution of this model with the opening of our first de novo, fully-branded Pediatrix clinic. We believe there is an opportunity for us to expand our growth in this area with a meaningful number of primary and urgent care clinics across our footprint over the next several years.

In addition to the pediatric and urgent care practice, we acquired a pediatric gastroenterology practice during 2022. Based on our experience, we expect that we can improve the results of acquired physician practices through improved managed care contracting, improved collections, identification of growth initiatives and operating and cost savings based upon the significant infrastructure that we have developed.

During the fourth quarter of 2022, we continued a year-long process to sharply reduce executive leadership and other people-related overhead costs, which has also enabled fully qualified and proven leaders to assume larger roles at the Company. Throughout the process, our Chief Executive Officer, two Executive Vice Presidents and three Senior Vice Presidents were replaced through the promotion of other Company leaders at substantial cost savings for the Company. As part of these changes, in October 2022, Ms. Moore was appointed our Executive Vice President, General Counsel and Secretary, replacing Mr. Andreano, our former Executive Vice President, General Counsel and Secretary. In addition, in December 2022, the Board appointed Dr. Swift as our Chief Executive Officer and principal executive officer to succeed Mr. Ordan, who was appointed as the Executive Chair of the Board, each effective January 1, 2023.

2022 Financial Information

Key financial results for the last three fiscal years, reflecting the impact of the challenges we faced in 2020 primarily as a result of the COVID-19 pandemic and sustained recovery during 2021 and 2022, are highlighted in the tables below.

Net Revenue from Continuing Operations ($mm)



Income From Continuing Operations ($mm)



Adjusted EBITDA from Continuing Operations ($mm)



Annual Cash Flow From Continuing Operations ($mm)



Adjusted earnings before interest, taxes and depreciation and amortization ("Adjusted EBITDA") is a non-GAAP financial measure. For a description of the rationale for our presentation of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income, the most directly comparable GAAP measure, for the years ended December 31, 2022, 2021, and 2020, please see the disclosure under the caption "Non-GAAP Measures" in our Annual Report on Form 10-K.

Response to Say-on-Pay Vote and Shareholder Outreach

Each year, we provide our shareholders with the opportunity to approve, or vote against, the compensation of our NEOs ("say-on-pay"). In 2022, our shareholders did not approve our executive compensation program as disclosed in our 2022 proxy statement.

We are committed to ensuring that our investors fully understand our executive compensation program, including how it aligns the interests of our executives with our shareholders and how it rewards the achievement of our strategic objectives. We believe that the continued delivery of sustainable long-term value to our shareholders requires regular dialogue. To this end, we regularly make efforts to engage in discussions with our shareholders to obtain a deeper understanding of our investors' views regarding our compensation program and other important topics, including Company performance and operations, strategic direction, risk and operational oversight and leadership, among other matters. Outside of formal engagement efforts, we interact throughout the year with our shareholders and make ourselves available to them at their request.

During 2022, we reached out to shareholders representing over **75%** of our then outstanding shares.

We then conducted formal shareholder outreach efforts with shareholders who made themselves available to speak with us, which represented approximately **40%** of our then outstanding shares.

Conversations with our shareholders were generally led by Ms. Weis, the Chair of the Compensation and Talent Committee, and included representatives of our senior management team (including our Chief Executive Officer, Chief Financial Officer and General Counsel). The topics discussed at these meetings included, among other things, the Compensation and Talent Committee's oversight of our executive compensation program, the Company's recent ESG efforts, general strategic discussions and governance activities, including the composition of the Board.

In response to continued concern from our shareholders relating to our compensation programs, the feedback and concerns expressed by shareholders during our shareholder outreach were presented to the Compensation and Talent Committee. The Compensation and Talent Committee thoroughly discussed and reviewed our programs to evaluate potential changes or enhancements that would be responsive to the feedback we received from shareholders. In addition, the Compensation and Talent Committee reviewed and considered other compensation and governance best practices for changes to our executive compensation program that may be implemented during fiscal 2023. The following table summarizes the feedback received from shareholders during engagement and our response:

Feedback/What We Heard	Response/What We Did
Support for using longer-term metrics in executive compensation program	• Beginning in 2023, we intend to issue performance-based equity awards with **three one-year performance periods** to better align pay with long-term performance. • New performance goals will be **set at the beginning of each year** for that year. • Any shares for which the annual performance goals has been met will vest at the **end of the three-year period**, subject to continued service. • Performance shares will also be **subject to a return on invested capital metric** described below.
Interest in better aligning overall executive compensation with performance	• In 2021, shareholders overwhelmingly expressed their **support for the changes to our executive compensation program,** including the target compensation of our Chief Executive Officer, the use of non-financial metrics in the annual bonus program and the elimination of off-cycle equity grants and bonuses. • Named Executive Officers who left our Company during 2022 have been replaced through the promotion of other Company leaders at **substantial cost savings for the Company.** • Beginning in 2023, we intend to implement a **return on invested capital component as an additional performance measure** for our performance-based equity awards, whereby the performance shares for which the annual performance goal has been achieved will be modified up or down based on return on invested capital against a benchmark.
Support for more disclosure related to achievement of non-financial performance metrics	• We have added additional disclosure to this year's proxy statement related to our **achievement of non-financial performance metrics** during 2022. • Beginning in 2023, we intend to **set qualitative non-financial goals** and assign weighting to the goals at the beginning of each year.
Interest in enhancement of the Company's environmental, social, and governance disclosure and programs	• We are committed to continuously **evolving and improving our ESG efforts** in line with our commitment to environmental, social and corporate governance best practices, and the disclosure of such efforts. • During 2022, we released our **inaugural Sustainability Report,** a milestone in our commitment to transparently providing ESG information to our key stakeholders.

Reduction of CEO Target Compensation



Target CEO Compensation down by **$3M** since 2022

2022   2023

We have over time materially reduced the amount of target compensation for our Chief Executive Officer. Dr. Swift's annual target compensation for 2023 is approximately $3.0 million less than the annual target direct compensation of Mr. Ordan, our prior Chief Executive Officer, in 2022 (his final year as Chief Executive Officer) and is approximately $5.65 million less than the annual target direct compensation of Dr. Medel, our Chief Executive Officer prior to Mr. Ordan, in his final year as Chief Executive Officer. While acknowledging that the comparisons prior to 2021 are difficult due to the structural changes to compensation since that time, following discussions with our shareholders and benchmarking conducting by our compensation consultant, the Compensation and Talent Committee believes that our current Chief Executive Officer compensation levels reflect our comprehensively restructured company and are aligned with those of our peers.

Multi-Year Performance Goals

While historically the Company has not incorporated financial goals over a multi-year period (such as cumulative earnings over three years) into our executive compensation program due to the uncertainties surrounding the environment for our business in the long term, we have continued to engage in substantive discussions with our shareholders regarding the duration of the performance measures used in our executive compensation program.

The Compensation and Talent Committee agreed with the views expressed by our shareholders that the Company's executive compensation program could be designed to better align pay with long-term performance. Beginning in 2023, our performance-based equity awards will have three one-year performance periods with new performance goals set at the beginning of each year for that year. Awards for which the performance goals have been met will vest at the end of the full three-year period. We have also implemented a return on invested capital component, measured over a three-year period, as an additional performance measure for these performance-based equity awards. We believe this approach balances the Compensation and Talent Committee's desire to align compensation with long-term performance and the risk that comes with setting three-year goals that would necessarily need to reflect assumptions and projections about acquisition-related activities, including size, type, timing and volume of acquisitions, organic growth initiatives, same-unit volume growth and malpractice expense, various expense-related initiatives and reimbursement-related factors, including payor mix during the measurement period.

Structured Non-Financial Metrics

Our discussions also showed support for the structure of our current bonus program, which includes both a financial component to focus on Adjusted Income from Operations as a measure of our profitability, and non-financial metrics to align compensation with our strategic goals.

To address shareholder feedback regarding the measurement of the non-financial metrics, we are moving to a more structured process to review and assess the performance of these non-financial performance metrics. We plan to set clear non-financial bonus metrics at the beginning of each year with the weighting of various categories/metrics. In addition, we have added enhanced disclosure to this year's proxy statement related to our achievement of non-financial performance metrics during 2022 and intend to continue to describe the assessment process and key considerations in scoring the results on an annual basis in our proxy statements. With these changes following shareholder feedback, our Compensation and Talent Committee believes that the compensation program for our executives is constructed in a way to maximize long-term shareholder value. For more information on the Compensation and Talent Committee's approach to measuring pay for performance, see the section entitled Measuring Pay-for-Performance at Pediatrix.

ESG Initiatives

With respect to ESG initiatives, our shareholders expressed their support for our formal ESG program, which was implemented during 2021 through our ESG Committee. Our ESG Committee is composed of individuals in senior roles in multiple departments of the Company and is tasked with the implementation of our ESG program and our continuing efforts related to ESG initiatives. As part of the diversity component of our ESG program, we have committed to reporting on the ethnic and gender diversity of our Directors in this Proxy Statement. More information on the diversity of our Board can be found in the diversity grid on page 22 of this Proxy Statement.

We are committed to continuously evolving and improving our ESG efforts in line with our commitment to environmental, social and corporate governance best practices, and the disclosure of such efforts, and we discussed with our shareholders ways to improve our transparency and explore further ESG related metrics that help our shareholders better understand our actions to integrate ESG into our business. For example, we strive to make diversity, equity and inclusion a priority and foster a culture of trust and respect where all employees have a sense of belonging. Diverse representation at all levels of our organization is of the utmost importance to our culture and our business.


Executive, Senior Executive and Manager Group Diversity



60% Gender/
Ethnic Diversity
40% Female
20% Person
of Color


Affiliated Physicians and Other Clinical Professionals Diversity



80% Gender/
Ethnic Diversity
75% Female
35% Person
of Color


As of February 1, 2023, among the executive and senior executive level and manager group, over 40% were female and approximately 20% identified as a person of color. Among our affiliated physicians and other clinical professionals, approximately 75% were female and over 35% identified as a person of color. Overall, approximately 80% of our total headcount was female and over 40% of our total headcount identified as a person of color. We believe that a diverse workforce is critical to our success, and we will continue to focus on the hiring, advancement, and retention of both visibly and invisibly underrepresented populations. We remain committed to improving on these efforts and expanding our disclosure to show our efforts to uphold our values related to diversity, equity and inclusion.

Measuring Pay-for-Performance at Pediatrix

In the healthcare services industry, company stock prices at any point in time can be significantly affected by changes (actual or anticipated) in the regulatory or payor environment. Additionally, regulatory changes affect different healthcare companies in varying ways. For Pediatrix specifically, factors such as effects of same-unit volume and reimbursement-related factors, including payor mix shifts from commercial to government payors, are often unpredictable.

Payor mix shifts, which represents a shift in the patient population from private healthcare insurance programs (i.e., commercial programs) to government-sponsored healthcare programs (i.e., Medicaid) is extremely difficult to forecast over a long-term period. However, these payor mix shifts directly impact both top-line growth and profitability as the reimbursement received is materially lower for government-sponsored healthcare programs than commercial payors, and a shift in payor mix to government payors can result in a significant reduction in our average reimbursement rates.

For these reasons, we have not used relative total shareholder return as a key performance metric in our executive compensation programs. Instead, our performance goals have been focused on internal key financial metrics that we believe drive long-term value creation and will focus management on not just growing our business, but doing so profitability, such as Adjusted Income from Operations and Adjusted EBITDA. We believe that meeting these metrics will over time translate into increased shareholder value. For equity-based awards, we believe that our share price should ultimately reflect whether we have executed this strategy successfully and the three-year back end weighted vesting schedule (with half of the award vesting in year three) for equity grants ensures that our officers maintain a long-term perspective.

For many of these same reasons, we have historically not incorporated financial goals over a multi-year period (such as cumulative earnings over three years) into our executive compensation program. Our long-term strategy emphasizes continued growth through a disciplined approach in acquiring established physician practices and growing organically in our specialties or adjacent specialties, and any multi-year goals would necessarily need to reflect assumptions and projections about both the level and type of acquisitions made during the measurement period. While we believe that the three-year back end weighted (25%, 25%, 50%) vesting schedule that we transitioned to in 2021 following shareholder feedback is a good approach to align a long-term commitment to growth from our executive team, in an effort to have a stronger link between pay and long-term performance, beginning in 2023 our performance-based equity awards will consist of three one-year performance periods.

New performance goals will be set at the beginning of each year, and awards for which the performance goals have been met will vest at the end of the full three-year period. In addition to using Adjusted EBITDA as a performance measure, beginning in 2023 our performance-based equity awards will also contain a three-year return on invested capital modifier to hold leaders accountable for the efficient use of capital. The Compensation and Talent Committee believes that this approach demonstrates our continued commitment to aligning pay with performance - with a view to long-term performance - and is in the best interests of all of Pediatrix's constituents. The Compensation and Talent Committee will continue to refine its approach as the healthcare landscape continues to evolve.

CEO Pay At-A-Glance

Over half of the target direct compensation (sum of base salary, target bonus and grant value of stock awards, including performance shares at target) of Dr. James D. Swift, our Chief Executive Officer, is variable and linked to financial performance results, as was the case for the percentage of target direct compensation that was variable for Mr. Ordan, our prior Chief Executive Officer, in his final year as Chief Executive Officer, and Dr. Medel, our Chief Executive Officer prior to Mr. Ordan, in his final year as Chief Executive Officer. Dr. Swift's annual target compensation was determined by taking into account the size and performance of the Company and is substantially lower than the target compensation of Dr. Swift's predecessors. Dr. Swift's annual target compensation is $3.0 million less than the target direct compensation of Mr. Ordan in his final year as Chief Executive Officer and is $5.65 million less than the annual target direct compensation of Dr. Medel in his final year as Chief Executive Officer.

The charts below reflect the elements of target Chief Executive Officer total direct compensation for Dr. Swift for 2023, the first full year during which he will have served as Chief Executive Officer, and Mr. Ordan for 2022. The charts demonstrate the alignment of Chief Executive Officer pay to the Company's performance and shareholder value. For more information on Dr. Swift and Mr. Ordan's performance share awards and restricted stock awards for 2022, please see the section below entitled 2022 Equity-Based Awards.


47% Fixed
CEO 2023 Target Pay At-A-Glance ($3M) (Dr. Swift)
53% Variable

- **21%** Base Salary ($650,000)
- **27%** Annual Bonus ($812,500)
- **26%** Performance-Based Share Awards ($768,750)
- **26%** Restricted Share Awards ($768,750)


46% Fixed
CEO 2022 Target Pay At-A-Glance ($6M) (Mr. Ordan)
54% Variable

- **17%** Base Salary ($1M)
- **25%** Annual Bonus ($1.5M) (Paid out at $0)
- **29%** Performance-Based Share Awards ($1.75M) (None earned)
- **29%** Restricted Share Awards ($1.75M)

Elements of Pay

Our pay philosophy was supported by the following pay elements in our executive compensation program for 2022:

Element	Form	Description
Base Salary	Cash (Fixed)	Provides a competitive level of pay that reflects the executive's experience, role and responsibilities and performance.
Annual Bonus	Cash (Variable)	Based 20% on certain non-financial metrics and 80% on annual Adjusted Income from Operations performance.
Long-Term Incentives	Equity (Variable)	Comprised of 50% restricted stock that vests over three years and 50% performance shares tied to the achievement of 2022 Adjusted EBITDA targets, which vest over three years if the performance goals are achieved. For all earned awards, half vests in the third year which is a change made beginning in 2021 in response to shareholder feedback.

For 2023, we have adjusted the performance share aspect of our long-term incentives by issuing performance-based equity awards with three one-year performance periods. New performance goals will be set at the beginning of each year and awards for which the performance goals have been met will vest at the end of the full three-year period. In addition, the performance-based equity awards also include a three-year ROIC modifier that may adjust the final payout up or down by as much as 20%.

Section IV: Overview of the Executive Compensation Program

The Guiding Principles of Our Pay Philosophy

The Compensation and Talent Committee has historically designed our executive compensation program with the following guiding principles in mind:

- **Quality of Personnel and Competitiveness.** We are committed to employing the highest quality executive team in the healthcare services industry. We expect our executives to be of the highest caliber in terms of business acumen and integrity. We closely analyze and understand compensation for executives at similarly situated companies to help ensure we can effectively compete for and retain key talent.

- **Alignment of Interests.** We must offer a total executive compensation package that best supports our leadership talent and growth strategies and focuses executives on financial and operational results. We use a mix of fixed and variable (at-risk) pay to support these objectives, by giving our executives a substantial equity stake in the business and rewarding them for performance that drives shareholder value over the long term.

- **Compliance with Regulatory Guidelines and Sensible Standards of Corporate Governance.** We comply with applicable laws, rules, statutes, regulations and guidelines and monitor our compensation program on an ongoing basis to ensure it abides by applicable requirements. Specifically, we focus on relevant considerations in the areas of accounting cost, tax impact, cash flow constraints, risk management and other sensible standards of good corporate governance.

How Pay Decisions Are Made

The Compensation and Talent Committee, composed solely of independent Directors, is responsible for making pay decisions for the NEOs. The Compensation and Talent Committee works very closely with its independent consultant and management to examine pay and performance matters throughout the year. After conducting a formal request for proposal process in 2022, the Compensation and Talent Committee engaged Semler Brossy Consulting Group ("Semler Brossy") as its independent consultant for 2022. The Compensation and Talent Committee's written charter can be accessed on the Pediatrix website at www.Pediatrix.com.

The Role of the Compensation and Talent Committee and Management

One of the primary roles of the Compensation and Talent Committee is to assist Pediatrix's Board of Directors in the discharge of the Board's responsibilities related to executive compensation matters, which include:

- Evaluating the performance of and setting pay for the Chief Executive Officer and other NEOs;

- Supervising and making recommendations to the Board of Directors about changes to the executive compensation program;

- Overseeing the annual review of the Company's incentive compensation elements to determine whether they encourage excessive risk taking, including discussing the relationship between risk management policies and practices and pay;

- Evaluating whether to engage, retain, or terminate an outside consulting firm for the review and evaluation of Pediatrix's executive compensation program and approving such outside consulting firm's fees and other retention terms; and

- Conducting an annual self-assessment of the Compensation and Talent Committee's performance.

The Chief Executive Officer does not play any role in the Compensation and Talent Committee's determination of his own pay; however, the Compensation and Talent Committee solicits input from the Chief Executive Officer concerning the performance and compensation of the other NEOs. The Chief Executive Officer bases his recommendations on his assessment of each individual's performance, tenure and experience in the role, external market pay practices, retention risk and Pediatrix's overall pay philosophy.

The Role of Independent Consultants

The Compensation and Talent Committee, with extensive advice and input from its advisors and our shareholders, continually reviews executive compensation to ensure that it reflects our pay philosophy and, as necessary, retains the services of an independent consultant to assist in such review. The Compensation and Talent Committee has assessed the independence of Semler Brossy pursuant to applicable SEC rules, New York Stock Exchange listing standards and its own committee charter and concluded that no conflict of interest exists that would prevent Semler Brossy from independently advising the Compensation and Talent Committee.

Assessing External Market Practice

As part of our pay philosophy, our executive compensation program is designed to attract, motivate and retain our executives in an increasingly competitive and complex talent market. To this end, we regularly evaluate industry-specific and general market compensation practices and trends to ensure that our program features and NEO pay opportunities remain appropriately competitive. The Compensation and Talent Committee considers publicly available data, provided by its independent compensation consultant, for informational purposes when making its pay decisions. However, market data are not the sole determinants of the Company's practices or executive pay levels. When determining salaries, target bonus opportunities and annual equity grants for NEOs, the Compensation and Talent Committee also considers the performance of the Company and the individual, the nature of an individual's role within the Company, internal comparisons to the compensation of other Company officers, tenure with the Company and experience in the officer's current role.

Following its review, the Compensation and Talent Committee approved the peer group identified below for the purpose of 2022 compensation comparisons, which it believes is the appropriate group of peers, and removed previously used larger peers such as Encompass Health Corp., Healthcare Services Group, Inc. and Select Medical Holdings Corporation and replaced them with appropriately sized peers.

- Acadia Healthcare Company, Inc.
- Addus HomeCare Corporation
- Amedisys, Inc.
- AMN Healthcare Services, Inc.
- Apollo Medical Holdings, Inc.
- Brookdale Senior Living, Inc.
- Chemed Corporation
- Cross Country Healthcare, Inc.
- The Ensign Group. Inc.
- Fulgent Genetics, Inc.

- Hanger, Inc.
- LHC Group, Inc.
- ModivCare Inc.
- National HealthCare Corporation
- Opko Health, Inc.
- Premier, Inc.
- R1 RCM, Inc.
- RadNet, Inc.
- Surgery Partners, Inc.

Section V: The Executive Compensation Program in Detail

Base Salary

The Compensation and Talent Committee reviews and approves base salary levels for our NEOs. Base salary decisions generally reflect the Compensation and Talent Committee's consideration of the external market practices of our peer group for comparable positions, published survey data and subjective factors including the individual's experience, role, responsibilities and performance.

2022 Base Salary Decisions

The 2022 base salaries for the NEOs were as follows:

NEO	2022 Base Salary
Mark S. Ordan	$1,000,000
James D. Swift, M.D.	$450,000[1]
C. Marc Richards	$500,000
Mary Ann E. Moore	$425,000 (January 1, 2022 through September 30, 2022) $475,000 (October 1, 2022 through December 31, 2022)
Dominic J. Andreano	$500,000 (through October 15, 2022)

[1]. Reflects Dr. Swift's 2022 base salary as Executive Vice President and Chief Operating Officer prior to his appointment as Chief Executive Officer on January 1, 2023. In connection with Dr. Swift's appointment as Chief Executive Officer, his base salary was increased to $650,000.

Annual Bonuses

The Company's NEOs participate in an annual bonus program, which is administered under the shareholder-approved Pediatrix Medical Group, Inc. Amended and Restated 2008 Incentive Compensation Plan (the "Plan"). The annual bonus is designed to recognize performance achievements primarily focused on our Company's results of operations during its fiscal year.

The Compensation and Talent Committee uses guidelines and may apply either positive or negative discretion to adjust the bonuses based on the actual level of income from operations achieved, as well as other performance goals established for individual NEOs. In addition, the Compensation and Talent Committee uses a performance range at the target bonus level to minimize the variability of potential payouts.

2022 Annual Bonus Program

In response to shareholder feedback recommending that the Company consider the use of non-financial metrics as a component of its incentive compensation program, in 2021 the Company conducted a review of the use of non-financial metrics amongst its revised peer group. The Compensation and Talent Committee then introduced non-financial metrics into the executive annual performance bonus program. The Compensation and Talent Committee redesigned the annual performance bonus program to require achievement of certain non-financial metrics in order to earn 20% of the target bonus amount. The remaining 80% of the target amount would be earned upon the achievement of certain Adjusted Income from Operations goals.

Financial Metrics

In 2022, the financial component of the bonus guidelines was based on income from operations, adjusted to exclude transformational and restructuring related activities and the favorable impact from relief received from the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act"). Consideration was also given to those factors that impacted previous year results (positively or negatively) but were not anticipated to impact 2022 results with the same magnitude.

Why We Use Adjusted Income From Operations

The Compensation and Talent Committee uses adjusted income from operations as its sole financial performance measure for annual bonuses. This measure is used to encourage our NEOs to focus on efficiently managing our business and to execute on our growth strategy. We strive to set financial targets that are both challenging and realistic.

In response to shareholder feedback regarding the financial component of our 2021 annual bonus guidelines, the minimum adjusted income from operations necessary to receive any financial component for the 2022 annual bonus program of approximately $204 million is higher than the Company's actual 2021 adjusted income from operations of approximately $201 million, meaning that the Company's NEOs would not receive the financial component of the 2022 annual bonus unless the Company generated higher adjusted income from operations in 2022 than in 2021.

The financial components of the 2022 bonus guidelines were as follows:

Adjusted Income from Operations: Performance Goals*	% of Target Bonus Payout
Less than $204,273,000	0%
$207,770,000	25%
$211,170,000	50%
$214,570,000	75%
$217,970,000-$235,970,000	100%
$239,370,000	125%
$242,770,000	150%
$246,170,000	175%
$249,667,000	200%

Adjusted Income from Operations was $191,786,000, representing a payout of 0% of target bonus

Actual target bonus payout percentages increase proportionately between each percentage amount based on the Adjusted Income from Operations achieved by the Company.

* Adjusted Income from Operations ("AIFO") is defined as Income From Operations calculated in accordance with GAAP and was adjusted to exclude transformational and restructuring related activities and the favorable impact from relief received under the CARES Act.

Non-Financial Metrics

The non-financial metrics used in 2022 were as follows: (i) enhance the Company's ESG initiatives with the development of a corporate sustainability/impact report and engagement with MSCI to obtain and publish relevant ESG ratings, (ii) develop a cost-focused infrastructure and strategic growth plan for the pediatric primary and urgent care service line and (iii) demonstrate progress in enhancing, modernizing and realigning our organization including (A) creation of various committees and processes to ensure that we are an employer of choice in our markets, (B) realignment and restructuring of market and corporate leadership and (C) integration of efficient technology and infrastructure to foster these efforts.

2022 Annual Bonus Decisions

The Compensation and Talent Committee establishes each NEO's maximum annual bonus opportunity as a percentage of base salary in effect at the end of the year. The target bonus opportunity for each NEO is equal to 50% of the NEO's maximum bonus opportunity. In March 2022, the Compensation and Talent Committee established the AIFO performance goals set forth in the table above. Additionally, the Company's 2022 AIFO was further adjusted by the Compensation and Talent Committee to exclude transformational and restructuring related activity and the favorable impact from relief received under the CARES Act. With these adjustments, the Company's AIFO results for 2022 did not meet the minimum AIFO performance goal. Accordingly, the Compensation and Talent Committee did not approve an annual bonus for 2022 for the financial component of the annual bonus program, corresponding to a payment of 0% of the target bonus opportunity under the guidelines.

The Compensation and Talent Committee approved a 100% achievement on the non-financial component of the annual bonus program. A summary of the Company's achievements pertaining to the non-financial components of the annual bonus program is below.

Component	Achievements
Enhance the Company's ESG initiatives with the development of a corporate sustainability/impact report and engagement with MSCI to obtain and publish relevant ESG ratings	• Established partnership with Sustainalytics and MSCI (Morgan Stanley Capital International) rating agencies to understand their methodology and approach. • Published the Company's inaugural Sustainability Report in December 2022.
Develop a cost-focused infrastructure and strategic growth plan for the pediatric primary and urgent care service line	• Established a real estate procurement process, a buildout process and architectural standards. • Established an expansion strategy, reimbursement strategy and brand strategy. • Instituted an operations oversight framework and an operations dashboard.
Demonstrate progress in enhancing, modernizing and realigning our organization including (A) creation of various committees and processes to ensure that we are an employer of choice in our markets, (B) realignment and restructuring of market and corporate leadership and (C) integration of efficient technology and infrastructure to foster these efforts	• Established a Physician Executive Committee that consists of 15 diverse members representing multiple specialties. • Held a Pediatrix Medical Directors Meeting led by Chief Physician Executive and other senior and clinical leadership for over 400 attendees with over 50 sessions offered. • Corporate leadership changes included the replacement of the Chief Executive Officer, General Counsel, three Senior Vice Presidents and the elimination of 40+ corporate positions. • Integrated a breadth of technology and infrastructure solutions and services that can be broadly categorized into primarily prenatal care, neonatal care and pediatric care provided in-person as well as through telehealth services.

Accordingly, the bonus earned equaled 20% of target, representing the non-financial component being paid at 100%. As a reminder and as suggested from previous shareholder feedback, 80% of the target was based on the financial performance measures and 20% of the target was based on non-financial measures.

Despite the fact that the non-financial component of the program was earned at 100%, Mr. Ordan and Mr. Richards voluntarily declined this earned cash bonus, and the Compensation and Talent Committee accepted this voluntary forfeiture. Accordingly, the following actual bonuses were paid.

Name	Maximum Annual Bonus as a % of Base Salary	Target Annual Bonus as a % of Base Salary	Actual Annual Bonus as a % of Target	Actual Bonus ($)
Mr. Ordan	300%	150%	0%	$ —
Dr. Swift	200%	100%	20%	$ 90,000
Mr. Richards	200%	100%	0%	$ —
Ms. Moore	200%	100%	20%	$ 95,000
Mr. Andreano*	200%	100%	100%	$394,521

* Mr. Andreano's bonus was prorated at target through his termination date (October 15, 2022) in accordance with the terms of his employment agreement.

Equity-Based Awards

2022 Equity-Based Awards

The Compensation and Talent Committee approved the annual equity-based awards outlined below in February 2022 with a March 1, 2022 grant date for the then-current NEOs, Messrs. Ordan, Richards and Andreano, Dr. Swift and Ms. Moore. These equity-based awards were divided equally into performance share awards and time-based restricted stock awards.

50% of the equity-based awards for 2022 were granted in performance shares that:

Use a financial metric:	Have rigorous performance goals:
Shares are earned based on the achievement of Adjusted EBITDA goals, which we believe drive shareholder value creation. We believe Adjusted EBITDA is a key driver of market capitalization value and is linked to shareholder returns.	A target award for each metric will be earned if Adjusted EBITDA equals or exceeds $250 million. NEOs may receive an above-target award only if Adjusted EBITDA exceeds $275 million. These goals vary year-to-year, based on various factors that may have a direct impact on the results for the performance period, including the effects of volume and reimbursement-related factors and acquisition and organic growth-related activities.

The approach described in the table above reflects the Compensation and Talent Committee's desire to set rigorous performance goals in a highly volatile and uncertain environment, while also rewarding NEOs when the Company achieves these goals and delivers sustained results for our shareholders.

In setting financial performance goals for these performance share awards, the Compensation and Talent Committee received recommendations from management based on the Company's strategic plan for the performance measurement period. The Compensation and Talent Committee, working with its independent compensation consultant and Company management, evaluated the impact of various drivers on revenue and Adjusted EBITDA in determining the 2022 grants.

The 2022 performance goals incorporate specific factors that were expected to have a direct impact on the results for this performance period, while remaining challenging to achieve. The targets for the 2022 performance period differ from the Company's historical five-year averages because of volatility in the various drivers that impact results from year to year. Other drivers considered in setting the performance goals included but were not necessarily limited to: acquisition-related activities, including size, type, timing and volume of acquisitions, organic growth initiatives, same-unit volume growth and malpractice expense, various expense-related initiatives and reimbursement-related factors, including payor mix. The Compensation and Talent Committee established

Why We Use Adjusted EBITDA

The Compensation and Talent Committee introduced the use of Adjusted EBITDA, a non-GAAP measure, as a performance measure for its equity-based awards beginning in 2019. In connection with its transformational and restructuring related initiatives previously discussed, beginning with the first quarter of 2019, we began to incur certain expenses that were project-based and periodic in nature. Accordingly, we began reporting Adjusted EBITDA from continuing operations, defined as income (loss) from continuing operations before interest, taxes, depreciation and amortization, and transformational and restructuring related expenses. The Adjusted EBITDA measure is also intended to be further adjusted as necessary to exclude various non-ordinary course activities such as the loss on early extinguishment of debt in 2022. The Compensation and Talent Committee strives to set financial targets that are both challenging and realistic and believes this Adjusted EBITDA measure provides our shareholders with useful financial information to understand our underlying business trends and performance.

Adjusted EBITDA goals that reflected the financial challenges and uncertain operating environment, particularly with regard to year-over-year changes in Adjusted EBITDA, that the Compensation and Talent Committee felt were still rigorous yet achievable. At the time the goals were approved, the Company's internal forecast for the performance share measurement period projected an improvement in Adjusted EBITDA as compared to 2021.

The Compensation and Talent Committee believes the performance targets used for Adjusted EBITDA were challenging to achieve in the current market with adequate rigor. Consideration was also given to those factors that impacted previous year results (positively or negatively) but were not anticipated to impact 2022 results.

The Compensation and Talent Committee believes the above approach used to establish financial performance goals for performance share awards results in goals that are challenging yet realistic and achievable, adequately rigorous and effective in continuing to motivate the executive team. Accordingly, the Committee believes the performance shares awarded appropriately align Company performance with executive compensation.

While this discussion of 2022 equity awards relates to performance targets for the 2022 performance period, we believe our approach to granting performance shares also creates long-term alignment, given that the value of the award realized by the NEOs will depend on the value of our stock when the shares vest over a multi-year period, with half of the performance shares vesting in the third year, as opposed to prior year grants where one-third of the performance shares vest in the third year. This change in the vesting schedule was made in 2021 in response to shareholder feedback and continued to be used for the 2022 equity awards.

Beginning in 2023, our performance-based equity awards will have three, one-year performance periods, with new performance goals set at the beginning of each year for that year. Awards for which the performance goals have been met will vest at the end of the full three-year period. We have also implemented a return on invested capital component, measured over a three-year period, as an additional performance measure for these performance-based equity awards.

As a result, we believe our NEOs are incentivized not only to execute the Company's strategy but also to maintain discipline in its acquisition-related activities and processes in order to generate sustainable longer-term growth and increased shareholder value. We believe our approach also addresses our critical need to retain the highest-caliber executives — especially as the challenges in the healthcare sector grow increasingly more complex and competition for executive talent in the healthcare sector increases.

The table below outlines the 2022 equity award program:

Equity Component	How It Works
Performance Share Awards (50%) *Purpose:* To have the percentage of shares earned vary with Company performance achievement of pre-established goals	• The performance share award is tied to Adjusted EBITDA results. • Performance was measured over a one-year period from January 1, 2022 through December 31, 2022. • If shares are earned during this initial measurement period, they will vest at the rate of one-quarter per year over the first two anniversaries of the grant date (March 1, 2023 and March 1, 2024) and one-half on the third anniversary of the grant date (March 1, 2025), subject to continued employment. • Shares earned may vary from 0% to 150% of target based on achievement of Adjusted EBITDA results during the initial measurement period:

Adjusted EBITDA Achieved*	Shares Earned
Below $240,000,000	0%
$240,000,000	25%
$240,000,001 to $249,999,999	See Footnote (1) below
$250,000,000 to $275,000,000	100%
$275,000,001 to $285,000,000	See Footnote (1) below
Over $285,000,000	150%

* To be adjusted as necessary to exclude the impacts from the closure or sale of other assets, business and other activities, as well as the impact of the following items that are not anticipated in the Company's fiscal budget: (i) contract issues, including material changes in reimbursement inconsistent with historical trends, any impact related to surprise billing legislation and any unreasonable conduct of payors prompted by or related to this or similar legislation, (ii) legal settlements or judgments, (iii) the COVID-19 pandemic and its variants, (iv) unplanned startup costs related to the pediatric and urgent care growth initiatives, and (v) other one-time, material items outside of the ordinary course of business of the Company and outside of the control of the Company's executive management. None of these potential adjustments in (i) – (iv) above were used in the 2022 calculations. The only adjustment made to the 2022 calculations was to exclude the favorable impact from CARES Act relief that was not anticipated in the 2022 budget.

(1) *Actual percentage of shares earned was determined by linear interpolation based on the actual growth rate achieved. In each case, any earned performance shares are subject to additional time-based vesting.*

• Any shares that were not earned by December 31, 2022 would have been forfeited.

Restricted Stock Awards (50%) *Purpose:* To encourage the retention of executives, while providing a continuing incentive to increase shareholder value since the realized value of the award will depend on the Company's share price at the time an award vests.	• Shares will vest at the rate of one-quarter per year over the first two anniversaries of the grant date (March 1, 2023 and March 1, 2024) and one-half on the third anniversary of the grant date (March 1, 2025) subject to continued employment. • Following his termination, Mr. Andreano's equity awards continue to be subject to the terms and conditions of the applicable award agreements, including continued vesting for any continuous service as a consultant.

Actual Performance and Shares Earned under the 2022 Performance Share Awards

For the period from January 1, 2022 to December 31, 2022, the Company's Adjusted EBITDA, the metric on which the 2022 performance share awards were measured, was $232.8 million. **The results corresponded to an award of 0% of the target performance share awards for each of Messrs. Ordan, Richards and Andreano, Dr. Swift and Ms. Moore.**

Other Practices, Policies & Guidelines

Equity Grant Practices

The Compensation and Talent Committee determines the effective date of annual equity-based awards without regard to current or anticipated stock price levels. The Compensation and Talent Committee made the 2022 annual equity grant to named executive officers in March 2022 and may also make, and in the past has made, grants during the course of the year, primarily for new hires, promotions, to retain valued employees or to reward exceptional performance. These grants may be subject to performance conditions and/or time-based vesting and are issued on the date of grant approval or upon a date certain following the grant approval date. The Compensation and Talent Committee does not plan to grant off-cycle awards to any executive officers of the Company unless it is part of their initial hiring process.

We follow equity grant procedures designed to promote the proper authorization, documentation and accounting for all equity grants. Pursuant to these procedures the Compensation and Talent Committee or the Board of Directors must formally approve all equity awards during an in person or telephonic meeting or by the unanimous written consent executed by all members of the Compensation and Talent Committee or the Board of Directors, as the case may be, it being understood that no equity award granted pursuant to any such written consent may have an effective date earlier than the date that all executed counterparts of such unanimous written consent are delivered to the General Counsel of the Company.

The grant-date fair value of our equity-based awards will be the closing sales price for a share of our common stock as reported on the New York Stock Exchange on the effective date of the grant as approved by the Compensation and Talent Committee or the Board of Directors, which date may not be prior to either the date such grant was approved or the commencement date of employment of the employee to whom the equity award is being made.

Our "insiders" can only buy or sell Company stock in accordance with our Insider Trading Policy, and our employees generally can only buy or sell Company stock in accordance with our Policy Statement on Inside Information and Insider Trading for All Employees.
NEOs are allowed to vote performance shares and restricted stock as a shareholder based on the number of shares held under restriction. Any dividends declared with respect to any performance share or restricted stock awards would be held until the awards vest, at which time the dividends would be paid to the NEOs. If performance shares or restricted stock are forfeited, the NEO's rights to receive the dividends declared with respect to those shares would be forfeited as well. At present, the Company does not pay dividends and it has no current intention to do so in the future.

Clawback Policy

The Company has adopted a "clawback policy" that permits the Company to seek to recover certain amounts of incentive compensation, including both cash and equity, awarded to any executive officer (as defined in the Exchange Act) on or after the effective date of the policy, if payment of such compensation was based on the achievement of financial results that were subsequently the subject of a restatement of our financial statements due to misconduct, and if the executive officer engaged in improper conduct that materially contributed to the need for restatement, and a lower amount of incentive compensation would have been earned based on the restated financial results. The Company intends to amend its "clawback policy" to the extent required by the SEC's recently adopted final executive officer incentive compensation clawback rules and any listing standards adopted thereunder.

Stock Ownership and Retention Policy

The Compensation and Talent Committee believes that the Company's Board of Directors and NEOs should maintain a material personal financial stake in the Company through the ownership of shares of the Company's common stock to promote a long-term perspective in managing the enterprise and to align shareholder, Director and executive interests.

Each of our NEOs are required to own shares of Pediatrix common stock with a value of not less than a specified multiple of his or her base salary. The policy also requires NEOs to retain 50% of net after-tax shares acquired during the year upon vesting (or exercise of stock options) unless his or her ownership level was satisfied as of the beginning of the year. These multiples were determined in accordance with current market practice. Each covered person is expected to meet the minimum share ownership value not later than the end of the third full calendar year following becoming subject to the policy; at December 31, 2022, all of our NEOs had additional time under the terms of the policy to attain their required stock ownership.

The chart below shows the multiple of base salary ownership requirements and actual ownership levels as of December 31, 2022 for NEOs active as of December 31, 2022:

Name	Ownership Requirement	Ownership Level
Mr. Ordan	6x base salary	2.6x base salary
Dr. Swift	2x base salary	2.4x base salary
Mr. Richards	2x base salary	3.5x base salary
Ms. Moore	2x base salary	0.9x base salary

As the table above reflects, our NEOs hold a significant investment in Pediatrix, which is a strong reflection of our culture and aligns with our compensation philosophy.

Shares that count toward the ownership requirement are as follows:

- Owned outright by the NEO or Director, or by spouse or dependent children;

- Held in trust for economic benefit of the NEO or Director, or spouse or dependent children;

- Held in the Pediatrix 401(k) plan or other Company-sponsored benefit plan; and

- Restricted shares/units for which the underlying performance conditions have been met and only remain subject to time-based vesting requirements.

The Compensation and Talent Committee will evaluate NEO ownership levels annually and will review this policy from time to time and, following consultation with the Board of Directors, make modifications as necessary or appropriate.

Anti-Hedging and Anti-Pledging Policy

All Pediatrix Directors, management, financial and other insiders are prohibited from engaging in transactions in Pediatrix securities or derivatives of Pediatrix securities that might be considered hedging, such as selling short or buying or selling options. In addition, it is against the policy for such persons to hold securities in margin accounts or pledge Pediatrix securities as collateral for a loan, unless such person clearly demonstrates the financial capacity to repay the loan without resort to the pledged securities.

Retirement and Deferred Compensation Plans

We maintain a Thrift and Profit Sharing Plan (the "401(k) Plan"), which is a 401(k) plan, to enable eligible employees to save for retirement through a tax-advantaged combination of elective employee contributions and our discretionary matching contributions and provide employees the opportunity to directly manage their retirement plan assets through a variety of investment options. The 401(k) Plan allows eligible employees to elect to contribute from 1% to 60% of their eligible compensation to an investment trust on a pre-tax and/or Roth after-tax basis, up to the maximum dollar amounts permitted by law. The 401(k) Plan also offers employees the option to voluntarily contribute additional funds on a non-deductible after-tax basis subject to certain limits. In 2022, the maximum employee pre-tax and/or Roth elective contribution to the 401(k) Plan was $20,500, plus an additional $6,500 for employees who were at least 50 years old in 2022. In 2023, the maximum employee pre-tax and/or Roth elective contribution to the 401(k) Plan is $22,500. Eligible compensation generally means all wages, salaries and fees for services from the Company, up to a maximum specified amount permitted by law. Matching contributions under the 401(k) Plan are discretionary. For 2022, the Company matched 100% of the first 3% of eligible compensation that each eligible participant contributed to the 401(k) Plan on his or her behalf. The portion of an employee's account under the 401(k) Plan that is attributable to matching contributions vests as follows: 30% after one year of service, 60% after two years of service, and 100% after three years of service. However, regardless of the number of years of service, an employee is fully vested in our matching contributions (and the earnings thereon) if the employee retires at age 65 or later or terminates employment by reason of death or total and permanent disability. The 401(k) Plan provides for a variety of different investment options, in which the employee's and the Company's contributions are invested.

Although the Company maintains a non-qualified deferred compensation plan, none of the NEOs participate in that Plan.

The amounts of the Company's matching contributions under the 401(k) Plan for 2022 for each of the NEOs are included in the "All Other Compensation" column of the Summary Compensation Table.

Benefits and Perquisites

We provide our NEOs with certain benefits designed to protect them and their immediate families in the event of illness, disability, or death. We believe it is necessary to provide these benefits in order for us to be successful in attracting and retaining executives in a competitive marketplace, and to provide financial security in these circumstances. NEOs are eligible for health and welfare benefits available to similarly situated eligible Company employees during active employment under the same terms and conditions. These benefits include medical, dental, vision, short-term and long-term disability and group-term life insurance coverage.

Pursuant to the terms of their Employment Agreements or as otherwise provided by the Company's policies, Dr. Swift (as of January 1, 2023), Mr. Richards and Ms. Moore are entitled to paid time off each year for vacation, illness, injury, personal days and other similar purposes in accordance with our policies in effect from time to time. Any paid time off not used during a calendar year may be carried over to the next year to the extent permitted under those policies.

The Compensation and Talent Committee has reviewed our perquisites expenditures, and believes they continue to be an important element of the overall compensation package to retain current officers, and in fact command a higher perceived value than the actual cost.

Termination of Employment and Change in Control Agreements

As described in greater detail below, the Employment Agreements between the Company and each of the NEOs provide for the payment of certain compensation and benefits in the event of the termination of an executive's employment, the amount of which varies depending upon the reason for such termination. The Compensation and Talent Committee has reviewed the essential terms of these termination provisions, and believes they are reasonable, appropriate, and generally consistent with market practice. In the case of Dr. Swift, Mr. Richards and Ms. Moore, their current Employment

Agreements provide that if any amount payable to the executive would be subject to excise tax under Section 4999 of the Code, then the Company will reduce the payment to an amount equal to the largest portion of such payment that would result in no portion of such payment being subject to excise tax (unless such reduction would result in the executive receiving, on an after tax basis, an amount lower than the unreduced payment after taking into account all applicable federal, state and local employment taxes, income taxes and excise taxes, in which case the payment amount would not be reduced).

In certain situations, pursuant to the terms of the award agreement or an executive's Employment Agreement, the performance and service requirements may be waived and vesting accelerated.

Additionally, any unvested restricted stock is generally forfeited upon termination of the employment of the NEOs. The Employment Agreements with our NEOs provide, however, that their restricted stock may vest or continue to vest after termination of employment in certain circumstances. For a more detailed explanation of the employment agreement terms governing vesting of equity in various termination events, please see the section below entitled "Potential Payments upon Termination or Change in Control".

Summary Compensation Table

The following table sets forth the 2022, 2021 and 2020 compensation for our principal executive officer, principal financial officer, and our other NEOs for the time they were deemed to be NEOs.

Name and Principal Position	Year	Salary	Stock Awards[1]	Option Awards[2]	Non-Equity Incentive Plan Compensation	All Other Compensation	Total
Mark S. Ordan Executive Chair (Former Chief Executive Officer)	2022	$1,000,000	$3,500,013	—	—	$155,733[3]	$4,655,746
	2021	$1,000,000	$3,500,021	—	$2,340,000	$ 8,948[3]	$6,848,969
	2020	$ 471,014[4]	$1,999,992	$3,000,006	$ 709,016	$258,654[3]	$6,438,682
C. Marc Richards Executive Vice President and Chief Financial Officer	2022	$ 500,000	$1,400,019	—	—	$ 9,576[6]	$1,909,595
	2021	$ 500,000	$1,400,004	—	$ 780,000	$ 8,948[6]	$2,688,952
	2020	$ 157,197[5]	$ 700,008	$ 944,087	$ 157,104	$ 8,612[6]	$1,967,008
Mary Ann E. Moore Executive Vice President, General Counsel and Secretary (Former Executive Vice President, Chief Enterprise Risk and Legal Operations Officer)	2022	$ 437,500[7]	$ 750,006	—	$ 95,000	$ 9,516[9]	$1,292,022
	2021	$ 364,938[8]	$ 200,018	—	$ 285,978	$ 8,948[9]	$ 859,882
James D. Swift, M.D. Chief Executive Officer (Former Executive Vice President and Chief Operating Officer)	2022	$ 450,000	$ 825,007	—	$ 90,000	$ 9,534[10]	$1,374,541
Dominic J. Andreano Former Executive Vice President, General Counsel and Secretary	2022	$ 395,833[11]	$1,350,011	—	$ 394,521	$ 81,121[13]	$2,221,486
	2021	$ 500,000	$1,350,024	—	$ 780,000	$ 8,948[13]	$2,638,972
	2020	$ 431,250[12]	$1,700,025	$ 470,875	$ 500,000	$274,797[13]	$3,376,947

(1) Stock awards consist of performance-based restricted stock awards and time-based restricted stock awards. The amounts in this column reflect the grant-date fair value of the awards, calculated in accordance with the accounting guidance for equity-based compensation, but excluding the impact of estimated forfeitures. The amounts included for any performance-based restricted stock awards are calculated based on the most probable outcome of the performance conditions for such awards on the grant date. See the Grants of Plan-Based Awards in 2022 table for information on restricted stock awards granted in 2022. For information regarding the assumptions made in calculating the amounts reflected in this column, see Note 16, "Stock Incentive Plans and Stock Purchase Plans," to our Consolidated Financial Statements included in the Annual Report on Form 10-K.

(2) Option awards consist of performance-based non-qualified stock option awards. The amounts in this column reflect the grant-date fair value of the awards, calculated in accordance with the accounting guidance for equity-based compensation, but excluding the impact of estimated forfeitures.

(3) Reflects additional compensation of $9,150, $8,700 and $8,550 for a 401(k) thrift and profit sharing matching contribution for 2022, 2021 and 2020, respectively, and costs incurred by Pediatrix of $426, $248 and $104 for term life insurance coverage in 2022, 2021 and 2020, respectively. For 2022, additional compensation also includes a payout of $146,157 for unused leave time upon termination on December 31, 2022. For 2020, additional compensation also includes $250,000 for the development of a strategic plan within 90 days of joining the Company. The amount in the "All Other Compensation" column does not reflect the acceleration of equity awards in connection with Mr. Ordan's termination. For more information about stock awards in which Mr. Ordan vested in FY22, including those related to acceleration upon termination, see "Stock Vested in Fiscal Year 2022."

(4) The salary amount provided represents actual paid salary for 2020. Mr. Ordan joined the Company effective July 12, 2020.

(5) The salary amount provided represents actual paid salary for 2020. Mr. Richards joined the Company effective September 8, 2020.

(6) Reflects additional compensation of $9,150, $8,700 and $8,550 for 401(k) thrift and profit sharing matching contributions in 2022, 2021 and 2020, respectively, and costs incurred by Pediatrix of $426, $248 and $62 for term life insurance coverage in 2022, 2021 and 2020, respectively.

(7) The salary amount provided represents actual paid salary for 2022. For 2022, Ms. Moore received an increase in base salary effective October 1, 2022.

(8) The salary amount provided represents actual paid salary for 2021. For 2021, Ms. Moore received increases in base salary effective March 1, 2021 and November 16, 2021.

(9) Reflects additional compensation of $9,150 and $8,700 for 401(k) thrift and profit sharing matching contributions in 2022 and 2021, respectively, and costs incurred by Pediatrix of $366 and $248 for term life insurance coverage in 2022 and 2021, respectively.

(10) Reflects additional compensation of $9,150 for 401(k) thrift and profit sharing matching contributions and costs incurred by Pediatrix of $384 for term life insurance coverage.

(11) The salary amount provided represents actual paid salary for 2022 through Mr. Andreano's termination date of October 15, 2022.

(12) The salary amount provided represents actual paid salary for 2020. For 2020, Mr. Andreano received an increase in base salary effective April 1, 2020 and had a 50% reduction in base salary from April 2020 through June 2020 related to COVID-19 mitigation efforts.

(13) Reflects additional compensation of $8,700 and $8,550 for 401(k) thrift and profit sharing matching contributions in 2021 and 2020, respectively, and costs incurred by Pediatrix of $355, $248 and $238, respectively, for term life insurance coverage in 2022, 2021 and 2020, respectively. For 2022, additional compensation also includes a payout of $80,766 for unused leave time upon termination. For 2020, additional compensation also includes $250,000 for a discretionary bonus and $16,009 for Mr. Andreano's share of personal travel on an aircraft which Pediatrix previously leased. Does not include $62,500 in payments made to Mr. Andreano pursuant to a consulting agreement entered into between him and a subsidiary of the Company following his termination.

Grants of Plan-Based Awards in 2022

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards (Shares)[2]			All Other Stock Awards (#)[3]	Grant-Date Fair Value of Stock and Option Awards[4]
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Mark S. Ordan									
Annual cash incentive		N/A	$1,500,000	$3,000,000					
Performance share award	3/01/22				0	76,253	114,380		$1,750,006
Restricted stock award	3/01/22							76,253	$1,750,006
C. Marc Richards									
Annual cash incentive		N/A	$ 500,000	$1,000,000					
Performance share award	3/01/22				0	30,501	45,752		$ 699,998
Restricted stock award	3/01/22							30,502	$ 700,021
Mary Ann E. Moore									
Annual cash incentive		N/A	$ 475,000	$ 950,000					
Performance share award	3/01/22				0	16,340	24,510		$ 375,003
Restricted stock award	3/01/22							16,340	$ 375,003
James D. Swift, M.D.									
Annual cash incentive		N/A	$ 450,000	$ 900,000					
Performance share award	3/01/22				0	17,974	26,961		$ 412,503
Restricted stock award	3/01/22							17,974	$ 412,503
Dominic J. Andreano									
Annual cash incentive		N/A	$ 500,000	$1,000,000					
Performance share award	3/01/22				0	29,412	44,118		$ 675,005
Restricted stock award	3/01/22							29,412	$ 675,005

(1) These columns reflect the range of payouts for 2022 annual cash bonuses under the Plan. Amounts actually earned in 2022 are reported as Non-Equity Incentive Plan Compensation in the Summary Compensation Table. For a more detailed description of the annual cash awards, see the section entitled "Annual Bonuses" in CD&A.

(2) Represents performance share awards granted under the Plan, for which shares earned had the ability to vary from 0% to 150% of target based on achievement of specified levels of Adjusted EBITDA during the measurement period. Award amounts were divided equally into performance share awards (50%) and time-based restricted stock (50%). Performance was measured over a one-year period from January 1, 2022 through December 31, 2022, and it was determined that no shares were earned as the performance conditions were not met. Accordingly, all shares were forfeited. Had the shares been earned, they would have vested 25% on March 1, 2023, 25% on March 1, 2024 and 50% on March 1, 2025, subject to continued employment. Had there been a Change in Control (as defined in the Plan) during 2022, the performance metrics would have automatically been deemed to have been met at least the 100% level. Any shares not earned by December 31, 2022 would have been forfeited. For a more detailed description of our performance share awards and equity-based award granting policies, see the section entitled "2022 Equity-Based Awards" in CD&A.

(3) Represents the time-based restricted stock awards granted under the Plan. The restricted stock awards vest 25% on March, 1, 2023, 25% on March 1, 2024 and 50% on March 1, 2025, subject to continued employment. For a more detailed description of our restricted stock and equity-based award granting policies, see the section entitled "2022 Equity-Based Awards" in CD&A.

(4) The grant-date fair value of the performance share awards (based on the probable outcome of such conditions) and restricted stock awards is determined pursuant to the accounting guidance for equity-based compensation and represents the total amount that is expected to be expensed in our financial statements over the relevant vesting periods. For information regarding the assumptions made in calculating the amounts reflected in this column, see Note 16, "Stock Incentive Plans and Stock Purchase Plans," to our Consolidated Financial Statements included in the Annual Report on Form 10-K.

Outstanding Equity Awards at 2022 Fiscal Year-End

	Option Awards			Stock Awards	
Name	Number of Securities Underlying Options Exercisable[1]	Option Exercise Price	Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Yet Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Yet Vested[2]
Mark S. Ordan	455,331	$17.65	10/11/2023	—	—
C. Marc Richards	192,400	$16.14	12/26/2023	51,429[3]	$764,235
				30,502[4]	$453,260
Mary Ann E. Moore	—	—	—	2,467[5]	$ 36,660
				6,123[3]	$ 90,988
				16,340[4]	$242,812
James D. Swift, M.D	—	—	—	10,174[5]	$151,186
				30,307[3]	$450,362
				17,974[4]	$267,094
Dominic J. Andreano	96,000	$16.14	12/26/2023	10,843[6]	$161,127
				49,593[3]	$736,952
				29,412[4]	$437,062

(1) The vesting of the performance nonqualified stock option awards is contingent upon the satisfaction of one year of continuous service and the achievement of various stock price hurdles before the third anniversary of the grant date, which were achieved in 2021.

(2) Based on a stock price of $14.86, which was the closing price of a share of our common stock on the New York Stock Exchange on December 31, 2022.

(3) These performance share awards and restricted stock awards vested one-third on March 1, 2023 and the remaining two-thirds will vest on March 1, 2024.

(4) These restricted stock awards vest 25% on March 1, 2023, 25% on March 1, 2024 and 50% on March 1, 2025.

(5) These performance share awards and restricted stock awards vested on March 1, 2023.

(6) These restricted stock awards vest on September 26, 2023.

Stock Vested in Fiscal Year 2022

	Stock Awards[1]	
Name	Number of Shares Acquired on Vesting	Value Realized Upon Vesting[2]
Mark S. Ordan[3]	247,682	$4,049,553
C. Marc Richards	17,143	$ 402,346
Mary Ann E. Moore	5,631	$ 132,160
James D. Swift, M.D.	28,254	$ 663,121
Dominic J. Andreano[4]	27,374	$ 570,253

(1) These columns reflect performance shares and restricted stock previously awarded to the NEO that vested during 2022.

(2) Calculated based on the closing price of a share of our common stock on the New York Stock Exchange on the vesting date.

(3) Mr. Ordan was terminated without "Cause" effective December 31, 2022. Pursuant to the terms of his employment agreement, upon his termination the vesting of 204,825 shares of restricted stock, with an aggregate value of $3.0 million based on the closing price of a share of our common stock on December 30, 2022 of $14.86, was accelerated, which is reflected in the table.

(4) Mr. Andreano's outstanding equity awards continue to be subject to the terms and conditions of the applicable award agreements, including continued vesting for any continuous service as a consultant.

Potential Payments Upon Termination or Change in Control

The Employment Agreements between the Company and each of the NEOs provide for the payment of certain compensation and benefits in the event of the termination of an executive's employment, the amount of which varies depending upon the reason for such termination. Those provisions are summarized below.

Effective December 31, 2022, Mr. Ordan transitioned from his position as the Company's Chief Executive Officer; his termination was by the Company without Cause, as that term was defined in his Employment Agreement. Effective October 15, 2022, Mr. Andreano transitioned from his position as Executive Vice President, General Counsel and Secretary; his termination was by the Company without Cause, as that term was defined in his Amended and Restated Employment Agreement. The Company entered into a Consulting Agreement with Mr. Andreano, pursuant to which Mr. Andreano will continue to serve as an advisor to the Company. Except as otherwise set forth below, the terminations of Messrs. Ordan and Andreano and the severance and other termination benefits paid to each of them was in accordance with their respective Employment Agreements and no discretionary severance amounts were paid. Information with respect to the Employment Agreement and Amended and Restated Employment Agreement for Mr. Ordan and Mr. Andreano, respectively, is provided for their actual terms of separation.

Termination by Company for Cause. In the event that Mr. Richards', Ms. Moore's or Dr. Swift's employment with the Company is terminated by the Company for Cause (as defined in each executive's respective Employment Agreement with the Company), then the Company will pay the executive his or her base salary through the termination date at the rate in effect at the termination date and reimburse the executive for any reasonable business expenses incurred through the date of termination.

Termination due to Executive's Death. In the event Mr. Richards', Ms. Moore's or Dr. Swift's employment terminates because of his or her death, then the Company will pay to the executive's estate his or her base salary to the termination date, pay a pro rata portion of the bonus that the executive would have received had his or her employment not terminated (as determined in accordance with the Employment Agreement) and reimburse the executive for any reasonable business expenses incurred, as well as any other accrued employee benefits, through the date of termination.

Termination due to Disability. If the Company terminates the employment of Mr. Richards, Ms. Moore or Dr. Swift by reason of his or her Disability (as defined in accordance with such executive's respective Employment Agreement), then the Company will pay the executive's base salary for a period of 90 days after the date of disability, pay the executive a pro rata portion of the bonus that the executive would have received for the year in which his or her employment terminates (as determined in accordance with the Employment Agreement) and reimburse the executive for any reasonable business expenses incurred, as well as any other accrued employee benefits, through the date of termination.

Termination by Company without Cause or by Executive for Good Reason or due to Change in Control. Pursuant to Mr. Ordan's Employment Agreement, if the Company terminated the employment of Mr. Ordan without Cause (as defined in Mr. Ordan's Employment Agreement and which occurred effective December 31, 2022) or if Mr. Ordan terminated his own employment for Good Reason (as defined in Mr. Ordan's Employment Agreement), then the Company would (a) pay Mr. Ordan's base salary through the termination date plus any reimbursement owed to him for any reasonable business expenses incurred, as well as any other accrued employee benefits, through the date of termination, (b) within 60 days of the termination date and on the first anniversary of the termination date, pay Mr. Ordan a lump sum payment equal to Mr. Ordan's annual base salary, which amount would equal $2.0 million in the aggregate, (c) continue to pay Mr. Ordan's health, medical, hospitalization and other similar health insurance costs for a period of 24 months after the termination date, which amount would equal approximately $61,000 in the aggregate, (d) within 60 days of the termination date and on the first anniversary of the termination date, pay Mr. Ordan an amount equal to the greater of (i) his "average annual performance bonus" or (ii) his target performance bonus amount, which amount would equal approximately $3.8 million in the aggregate, and (e) pay Mr. Ordan a pro rata portion of his target bonus amount he would have received for the year in which his employment terminates (*in connection with his separation, Mr. Ordan voluntarily declined his earned cash bonus, and the Compensation and Talent Committee accepted this voluntary forfeiture*).

Pursuant to Mr. Andreano's Employment Agreement, if the Company terminated the employment of Mr. Andreano without Cause (which occurred effective October 15, 2022), then the Company will (a) pay his base salary through the termination date plus any reimbursement owed to him for any reasonable business expenses, as well as any other accrued employee benefits, incurred through the date of termination, (b) continue to pay Mr. Andreano's base salary and health, medical, hospitalization and other similar health insurance costs for a period of 24 months after the termination date, which amount would equal approximately $1.1 million in the aggregate, (c) pay Mr. Andreano an amount equal to the greater of 1.5 times his "average annual performance bonus" or 1.5 times his target bonus amount, which amount would equal approximately $0.8 million, and (d) pay Mr. Andreano a pro rata portion of the target bonus he would have received for the year in which his employment terminates, which amount would equal approximately $0.4 million.

In connection with his termination without Cause effective as of October 15, 2022, the Company and Mr. Andreano entered into a Separation Agreement pursuant to which the parties agreed that Mr. Andreano would be provided with the severance payments and benefits due to him following a termination of employment without Cause under his Employment Agreement, except that (i) his equity awards would continue to be subject to the terms and conditions of the applicable award agreements and 2008 Plan (as defined in the Employment Agreement), including continued vesting for any continuous service as a consultant and (ii) the Company would pay Mr. Andreano a residual bonus in the gross amount of $15,086.57 no later than March 15, 2023.

If the Company terminates the employment of Mr. Richards, Ms. Moore or Dr. Swift without Cause or if the executive terminates his or her employment for Good Reason (each as defined in the executive's Employment Agreement), then the Company will (a) pay that executive's base salary through the termination date plus any reimbursement owed to that executive for any reasonable business expenses, as well as any other accrued employee benefits, incurred through the date of termination, (b) continue to pay the executive's base salary and health, medical, hospitalization and other similar health insurance costs for a period of 24 months after the termination date, (c) pay the executive an amount equal to the greater of 1.5 times his or her "average annual performance bonus" or 1.5 times his or her target bonus amount, and (d) pay the executive a pro rata portion of the target bonus he would have received for the year in which his employment terminates.

Termination by Executive. Each of Mr. Richards, Ms. Moore and Dr. Swift may terminate his or her employment, other than for Good Reason or due to a Change in Control, upon 90 days' notice to the Company. In such event, the Company will continue to pay the executive his or her base salary through the termination date. The Company may specify a termination date for the employment of any of the NEOs that is less than 90 days after the Company's receipt of written notice of such termination from the executive.

Continuation of Group Health Coverage. The Employment Agreements for Messrs. Ordan, Richards and Andreano, Ms. Moore and Dr. Swift also provide for the continuation in any self-insured, group health plan sponsored by the Company as if the executive were still an employee of the Company during any severance period or transition period. In addition, in the event Mr. Ordan's employment was terminated due to Disability or death, without Cause (which occurred effective December 31, 2022), with Good Reason, or in connection with a Change in Control, Mr. Ordan may continue on the Company's group medical plan until he is eligible for Medicare benefits provided that he timely elects

COBRA coverage, such continuation is permitted under the terms of the applicable group health and, except as otherwise provided in the Employment Agreement, Mr. Ordan pays the full cost (at applicable COBRA rates) of such benefits continuation.

Vesting of Equity Awards. The Employment Agreement for Mr. Ordan provided that, in the event Mr. Ordan's employment was terminated due to Disability or death, by the Company without Cause (which occurred effective December 31, 2022), or by Mr. Ordan for Good Reason, the time-based portion of the equity awards granted to Mr. Ordan would immediately become fully vested, non-forfeitable and, if applicable, exercisable, and all performance based share awards would remain outstanding and vest based upon actual performance determined at the end of the applicable performance period. The accelerated vesting received by Mr. Ordan was valued at approximately $3.0 million.

Further, in the event Mr. Richards, Ms. Moore or Dr. Swift's employment is terminated due to Disability or death, any time-based equity awards granted to the executive prior to termination of his or her employment will immediately become fully vested, non-forfeitable and, if applicable, exercisable, and all performance-based shares awards will remain outstanding and vest based upon actual performance determined at the end of the applicable performance period. In addition, in the event of a Change of Control, (i) all time-based equity awards granted to Mr. Richards, Ms. Moore or Dr. Swift will immediately become fully vested, non-forfeitable and, if applicable, exercisable and (ii) all performance-based equity awards granted to such executives for which the applicable performance condition has been met at the time of such Change in Control will immediately become fully vested, non-forfeitable and, if applicable, exercisable.

Payments of Unused Leave Time. In accordance with the Company's paid time off policies, an executive officer will be paid any earned but unused paid time off upon termination. This payment will occur in all termination events. In addition to the leave time that the executive accrues in any year, such executive may carry forward 10 days of leave time from the prior year; therefore, the maximum payout upon termination for each executive would be the value of such executive's contracted annual leave time plus 10 carry-over days.

Restrictive Covenants. Pursuant to his or her Employment Agreement, each executive officer is subject to certain restrictive covenants that survive termination of employment, such as 18 or 24-month non-solicitation and non-competition restrictive covenants, a customary confidentiality agreement surviving the term of the Employment Agreement and a 10-year non-disparagement restrictive covenant. If the executive fails to comply with any of those restrictive covenants, the executive will not be entitled to receive any further payments or benefits as a result of the termination of the executive's employment (other than base salary through the date of termination and reimbursement of any reasonable business expenses incurred through the date of termination). In addition, the Company then will have the right to terminate without advance notice any future payments and benefits of every kind that otherwise would be due to the executive on account of termination of the executive's employment.

The following table illustrates the payments and benefits that each of Mr. Richards, Ms. Moore and Dr. Swift would have received under his or her Employment Agreement if his or her employment with the Company had terminated for any of the reasons described above on December 31, 2022. The amounts presented in the table reflect compensation (including equity ownership) at such year end, are estimates only and do not necessarily reflect the actual value of the payments and other benefits that would be received by the NEOs, which amounts would only be known at the time that employment actually terminates.

		TRIGGERING EVENT						
Executive	Compensation Components	Change in Control	By Executive without Good Reason	By Company for Cause	By Company without Cause	By Executive for Good Reason	By the Company by Reason of Executive's Disability	By Executive Due to Poor Health or Due to Executive's Death
C. Marc Richards	Cash Severance[1]	$ —	$—	$—	$1,750,000	$1,750,000	$ 123,288	$ —
	Long-term Incentives[2]	1,217,495	—	—	—	—	1,217,495	1,217,495
	Total Benefit to Employee	**$1,217,495**	**$—**	**$—**	**$1,750,000**	**$1,750,000**	**$1,340,783**	**$1,217,495**
Mary Ann E. Moore	Cash Severance[1]	$ —	$—	$—	$1,757,500	$1,757,500	$ 212,123	$ 95,000
	Long-Term Incentives[2]	370,460	—	—	—	—	370,460	370,460
	Total Benefit to Employee	**$ 370,460**	**$—**	**$—**	**$1,757,500**	**$1,757,500**	**$ 582,583**	**$ 465,460**
James D. Swift, M.D.	Cash Severance[1]	$ —	$—	$—	$1,665,000	$1,665,000	$ 200,959	$ 90,000
	Long-Term Incentives[2]	868,641	—	—	—	—	868,641	868,641
	Total Benefit to Employee	**$ 868,641**	**$—**	**$—**	**$1,665,000**	**$1,665,000**	**$1,069,600**	**$ 958,641**

(1) Cash severance includes: in all cases, continuation of base salary through the termination date and any reimbursement owed to the executive for any reasonable business expenses incurred through the date of termination, plus (i) in the case of termination by the Company without Cause or by the executive for Good Reason, (a) continuation of base salary for 24 months after the termination date, (b) the actual performance bonus, on a pro rata basis, that would have been payable to the executive for the fiscal year if the executive had not been terminated, and (c) an amount equal to one and a half times the greater of the executive's "average annual performance bonus" and the executive's target bonus, (ii) in the case of termination by the Company on account of the executive's Disability or death, the actual performance bonus, on a pro rata basis, that would have been payable to the executive for the fiscal year if the executive had not been terminated, and in the case of a Disability, the executives' base salary for 90 days after the date of disability.

(2) This amount reflects the value of the executive's unvested restricted stock as of December 31, 2022 that would vest if a specified termination event had occurred on December 31, 2022. In the case of a Change in Control, the vesting of such unvested restricted stock is immediate whether or not the executive's employment is terminated.

Chief Executive Officer Pay Ratio

Our aggregate compensation paid to Mr. Ordan for 2022 was $4,655,746, based on amounts reflected in the Summary Compensation Table included in this Proxy Statement. For 2022, we used the same median employee that was identified in 2020 since there has been no material change in our employee population or employee compensation arrangements that we believe would significantly impact our pay ratio disclosure. Our median employee's annual total compensation for 2022 was $127,810. As a result, we estimate that our Chief Executive Officer's 2022 annualized total compensation was approximately 36 times that of our median employee.

Pay Versus Performance

The following table provides pay versus performance information required by Regulation S-K. For information regarding the Company's pay-for-performance philosophy and how the Company aligns executive compensation with the Company's performance, refer to "Executive Compensation: Compensation Discussion and Analysis."

Year	Summary Compensation Table ("SCT") Total for First PEO	SCT Total for Second PEO	Compensation Actually Paid ("CAP") to First PEO[2]	CAP to Second PEO	Average SCT Total for Non-PEO NEOs[3]	Average CAP to Non-PEO NEOs[2][3]	Value of Initial Fixed $100 Investment Based On:		Income (Loss) from Continuing Operations ("IFCO") ($ in thousands)[5]	Adjusted EBITDA ($ in thousands)[6]
							Total Shareholder Return	Peer Group Total Shareholder Return[4]		
2022	$4,655,746	N/A	$ 540,703	N/A	$1,699,411	$ 364,560	$53.47	$102.25	$ 62,564	$241,033
2021	$6,848,969	N/A	$9,015,601	N/A	$2,107,197	$2,525,213	$97.91	$138.98	$107,987	$265,476
2020[1]	$6,438,682	$7,597,254	$6,438,682	$4,870,493	$3,196,697	$2,468,265	$88.31	$131.41	$ (9,580)	$219,872

(1) In 2020, our Chief Executive Officers were Dr. Medel and Mr. Ordan.
(2) Compensation "actually paid" is calculated in accordance with Item 402(v) of Regulation S-K, however, as required, the dollar amounts include (among other items) equity compensation that may be realizable in future periods, and as such, the dollar amounts shown do not fully represent the actual final amount of compensation earned or actually paid during the applicable years. The table below sets forth each adjustment made during the years presented in the table to calculate the compensation "actually paid," in accordance with Item 402(v) of Regulation S-K, to our NEOs during each year in the table.
(3) During 2022, our non-CEO NEOs consisted of Messrs. Richards and Andreano, Ms. Moore and Dr. Swift. During 2021, our non-CEO NEOs consisted of Messrs. Richards and Andreano, Mr. John C. Pepia, Ms. Moore and Roger "Mack" Hinson, M.D. During 2020, our non-CEO NEOs consisted of Messrs. Richards, Andreano and Pepia, Dr. Hinson, Mr. Stephen D. Farber and Mr. Nicholas J. Nikolopoulos.
(4) The peer group used by the Company consists of the companies used in the Company's performance graph reported in Part II, Item 5 of its Annual Report on Form 10-K for the fiscal year ended December 31, 2022, namely, the S&P 600 Health Care Index.
(5) Income (loss) from continuing operations has been used as this is the most appropriate measure of income for the periods.
(6) Adjusted EBITDA is the financial measure from the Tabular List of 2022 Most Important Measures shown below, which, in the Company's assessment, represents for 2022 the most important performance measure used to link compensation actually paid to our CEOs and other NEOs to the Company's performance. Adjusted EBITDA is defined on page 30 and is a non-GAAP financial measure.

Adjustments to Calculate Compensation "Actually Paid" to First PEO[7]	2022	2021	2020
SCT Total	$ 4,655,746	$ 6,848,969	$ 6,438,682
Minus: Grant Date Fair Value of Awards Granted During the Current Year[8]	$ (3,500,013)	$ (3,500,021)	$ (4,999,998)
Plus (Minus): Fair Value of Equity Calculated Using SEC Methodology[9]	$ (615,030)	$ 5,666,653	$ 4,999,998
CAP Total	$ 540,703	$ 9,015,601	$ 6,438,682

Adjustments to Calculate Compensation "Actually Paid" to Second PEO[7]	2020
SCT Total	$ 7,597,254
Minus: Grant Date Fair Value of Awards Granted During the Current Year[8]	$(6,150,001)
Plus (Minus): Fair Value of Equity Calculated Using SEC Methodology[9]	$ 3,423,240
CAP Total	$ 4,870,493

Adjustments to Calculate Compensation "Actually Paid" to Non-PEO NEOs[7]	2022	2021	2020
SCT Total	$ 1,699,411	$2,107,197	$ 3,196,697
Minus: Grant Date Fair Value of Awards Granted During the Current Year[8]	$(1,081,261)	$ (990,016)	$(2,163,436)
Plus (Minus): Fair Value of Equity Calculated Using SEC Methodology[9]	$ (253,590)	$1,408,032	$ 1,435,004
CAP Total	$ 364,560	$2,525,213	$ 2,468,265

(7) As shown in these tables, the Compensation "Actually Paid" totals represent the SCT totals for the applicable year, but adjusted as required by SEC rules to include the fair value of current and prior year equity awards that are outstanding, vested or forfeited during the applicable year, instead of the grant date value of awards granted during the applicable year.

(8) Represents the total of the amounts reported in the Stock Awards and Option Awards columns of the SCT for the applicable year.

(9) The fair value of equity component of the CAP calculation was determined in accordance with SEC methodology for this disclosure. Unlike the SCT, which reflects the grant date fair value of equity awards granted during the applicable year, the CAP table reflects equity fair value as follows:

- for awards granted during the applicable year (and which are still outstanding), the year-end value; plus

- for awards granted during prior years that were still outstanding as of the applicable year-end, the change in value as of the applicable year-end compared against the prior year-end; plus

- for awards granted in prior years that vested during the applicable year, the change in value as of the vesting date compared against the prior year-end; plus

- for any awards granted in the applicable year that vested during the applicable year, the value as of the vesting date; plus

- for any awards that vested during the applicable year, the value of any dividend equivalents that accrued during the vesting period with respect to those awards and were paid out at the same time as the underlying awards, as of the vesting date; minus

- for awards granted in prior years that were forfeited during the applicable year, the value as of the prior year-end.

The specific calculations with respect to the CAP fair value of equity for the relevant years are shown in the tables below:

First PEO – CAP Fair Value of Equity Calculation	2022	2021	2020
YE Value of Current Year Awards Outstanding as of YE	$ —	$4,664,583	$3,000,006
Change in Value as of YE for Prior Year Awards Outstanding as of YE	$ —	$ —	$ —
Change in Value as of Vesting Date for Prior Year Awards That Vested During the Year	$(1,748,149)	$1,002,070	$ —
Value as of Vesting Date for Current Year Awards That Vested During the Year	$ 1,133,119	$ —	$1,999,992
Value as of Vesting Date for Dividend Equivalents That Vested During the Year	$ —	$ —	$ —
Value as of Prior YE for Prior Year Awards Forfeited During the Year	$ —	$ —	$ —
Value of Equity for CAP Purposes	$ (615,030)	$5,666,653	$4,999,998

Second PEO – CAP Fair Value of Equity Calculation	2020
YE Value of Current Year Awards Outstanding as of YE	$ 5,583,464
Change in Value as of YE for Prior Year Awards Outstanding as of YE	$ (546,293)
Change in Value as of Vesting Date for Prior Year Awards That Vested During the Year	$(1,613,931)
Value as of Vesting Date for Current Year Awards That Vested During the Year	$ —
Value as of Vesting Date for Dividend Equivalents That Vested During the Year	$ —
Value as of Prior YE for Prior Year Awards Forfeited During the Year	$ —
Value of Equity for CAP Purposes	$ 3,423,240

Non-PEO NEOs – CAP Fair Value of Equity Calculation	2022	2021	2020
YE Value of Current Year Awards Outstanding as of YE	$ 350,057	$1,310,553	$ 717,561
Change in Value as of YE for Prior Year Awards Outstanding as of YE	$ (496,890)	$ 60,423	$ (37,398)
Change in Value as of Vesting Date for Prior Year Awards That Vested During the Year	$ (106,757)	$ 37,056	$ (499,755)
Value as of Vesting Date for Current Year Awards That Vested During the Year	$ —	$ —	$1,254,596
Value as of Vesting Date for Dividend Equivalents That Vested During the Year	$ —	$ —	$ —
Value as of Prior YE for Prior Year Awards Forfeited During the Year	$ —	$ —	$ —
Value of Equity for CAP Purposes	$ (253,590)	$1,408,032	$1,435,004

Relationship Between "Compensation Actually Paid" and Performance

As described in more detail in the section "Compensation Discussion and Analysis," the Company's executive compensation program reflects a pay-for-performance philosophy. The Company generally seeks to incentivize long-term performance, and therefore does not specifically align the Company's performance measures with compensation that is actually paid (as computed in accordance with Item 402(v) of Regulation S-K) ("CAP") for a particular year.

The following chart shows the relationship of the compensation actually paid to our PEOs and the average compensation actually paid to our other non-PEO NEOs to the total shareholder return for the Company ("PDX") and for the S&P 600 Healthcare Index ("S&P 600 HC").



The following chart shows the relationship of the compensation actually paid to our PEOs and the average compensation actually paid to our other non-PEO NEOs as compared to our income (loss) from continuing operations ("IFCO") and our Adjusted EBITDA ("AEBITDA").



Tabular List of Most Important Financial Performance Measures

We consider the below financial performance measures to be the most important measures used by us to link NEO compensation to Company performance. For further information regarding these performance metrics and their function in our executive compensation program, please see "Compensation Discussion and Analysis."

Most Important Financial Measures

- Adjusted EBITDA
- Adjusted Income From Operations

Director Compensation

The non-employee Directors receive the following compensation for their service: (i) an annual retainer fee of $80,000, payable quarterly, (ii) an additional annual retainer fee of $80,000, payable quarterly, for the Chair of the Board, (iii) an additional annual retainer fee of $80,000, payable quarterly, for the Lead Independent Director for periods of service as Lead Independent Director, (iv) an additional annual retainer fee of $22,500, payable quarterly, for the chair of the Audit Committee, and (v) an additional annual retainer fee of $15,000, payable quarterly, for the Chair of the Compensation and Talent Committee, and (vi) an additional annual retainer fee of $12,500, payable quarterly, for the Chair of the Nominating and Corporate Governance Committee. In addition, each year, each non-employee Director is granted restricted stock with a grant date fair value of $150,000, vesting on the first anniversary of the award, on the date of such non-employee Director's election at the Company's annual meeting of shareholders.

We provide grants of equity to our Directors because we believe that it helps foster a long-term perspective and aligns our Directors' interests with that of our shareholders. All non-management members of our Board of Directors are required to own Pediatrix common stock worth three times their annual base cash retainer fee. Pediatrix also reimburses all of its Directors for out-of-pocket expenses incurred in connection with the rendering of services as a Director.

The following table includes all non-employee Directors who served in 2022. Mr. Ordan, our former Chief Executive Officer, did not earn additional income for his service as a Director in 2022. As the Executive Chair of the Board, effective January 1, 2023, Mr. Ordan will receive a monthly fee of $60,000 through June 30, 2023 to the extent he is still serving through such date, in lieu of the $80,000 annual retainer fee payable to the Chair of the Board.

Name	Fees Earned or Paid in Cash[1]	Stock Awards[2]	Total
Karey D. Barker[3]	$ 29,231	$ —	$ 29,231
Waldemar A. Carlo, M.D.[3]	$ 32,885	$ —	$ 32,885
Paul G. Gabos[3]	$ 37,452	$ —	$ 37,452
Manuel Kadre[3]	$ 33,798	$ —	$ 33,798
Laura A. Linynsky	$ 50,989	$150,011	$201,000
Thomas A. McEachin	$ 94,341	$150,011	$244,352
Roger J. Medel, M.D	$ 80,000	$150,011	$230,011
Michael A. Rucker	$ 87,967	$150,011	$237,978
Guy P. Sansone	$160,000	$150,011	$310,011
John M. Starcher, Jr.	$ 80,000	$150,011	$230,011
Shirley A. Weis	$ 95,000	$150,011	$245,011

(1) This column reports the amount of cash compensation earned in 2022 for Board and committee service.
(2) The following Directors, excluding our former Directors, had outstanding restricted stock awards at the end of fiscal year 2022: Ms. Linynsky (8,480), Mr. McEachin (12,257), Dr. Medel (8,480), Mr. Rucker (10,052), Mr. Sansone (12,257), Mr. Starcher (12,257), and Ms. Weis (12,257). For information regarding the assumptions made in calculating the amounts reflected in this column, see Note 16, "Stock Incentive Plans and Stock Purchase Plans," to our Consolidated Financial Statements included in the Annual Report on Form 10-K filed on February 17, 2023.
(3) Ms. Barker, Dr. Carlo and Messrs. Gabos and Kadre did not stand for reelection at our 2022 annual meeting in May 2022 and thus did not receive a stock award in 2022.

Share Ownership Information

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information concerning the beneficial ownership of common stock of Pediatrix as of March 13, 2023, for the following:

- Each person known to us to be a beneficial owner of more than 5% of our outstanding shares of common stock;

- Each of our Directors;

- Our Chief Executive Officer and our other NEOs; and

- All of our Directors and executive officers as a group.

Name of Beneficial Owner[1]	Common Stock Beneficially Owned[2]	
	Shares	Percent
BlackRock, Inc.[3]	13,672,143	16.3%
The Vanguard Group, Inc.[4]	9,738,017	11.6%
EARNEST Partners, LLC[5]	6,546,580	7.8%
AllianceBernstein L.P.[6]	6,468,122	7.7%
Laura A. Linynsky[7]	8,480	*
Thomas McEachin[8]	25,321	*
Mark S. Ordan[9]	626,791	*
Michael Rucker[10]	28,827	*
Guy Sansone[11]	38,996	*
John M. Starcher Jr.[12]	25,312	*
Shirley A. Weis[13]	25,703	*
Mary Ann E. Moore.[14]	117,063	*
Curtis B. Pickert, M.D. [15]	117,273	*
C. Marc Richards[16]	398,714	*
James D. Swift, M.D.[17]	169,498	*
Lee A. Wood[18]	98,479	*
All Directors and executive officers as a group (12 persons)[19]	1,680,457	2.0%

*   Less than one percent

(1)   Unless otherwise specified, the address of each of the beneficial owners identified is c/o Pediatrix, Inc., 1301 Concord Terrace, Sunrise, Florida 33323. Each holder is a beneficial owner of common stock of Pediatrix.

(2)   Based on 83,635,072 shares of common stock issued and outstanding as of March 13, 2023. The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act and the information is not necessarily indicative of beneficial ownership for any other purpose. Under that rule, beneficial ownership includes any shares as to which the individual or entity has voting power or investment power and any shares that the individual or entity has the right to acquire within 60 days of March 13, 2022, through the exercise of any stock option or other right. Unless otherwise indicated in the footnotes or table, each individual or entity has sole voting and investment power, or shares such powers with his or her spouse, with respect to the shares shown as beneficially owned.

(3)   BlackRock, Inc. has sole voting power over 13,505,717 shares and sole dispositive power over 13,672,143 shares. This information is based on a Schedule 13G/A filed with the SEC on January 23, 2023. BlackRock, Inc.'s address is 55 East 52nd Street, New York, New York 10055. Reported ownership includes shares held by subsidiaries listed in the filing.

(4)   The Vanguard Group, Inc. has shared voting power over 58,101 shares, sole dispositive power over 9,600,588 shares and shared dispositive power over 137,429 shares. This information is based on a Schedule 13G/A filed with the SEC on February 9, 2023. The Vanguard Group's address is 100 Vanguard Boulevard, Malvern, Pennsylvania 19355. Reported ownership includes shares held by subsidiaries listed in the filing.

(5)   EARNEST Partners, LLC has sole voting power over 4,174,261 shares and sole dispositive power over 6,546,580 shares. This information is based on a Schedule 13G/A filed with the SEC on February 14, 2023. EARNEST Partners, LLC's address is 1180 Peachtree Street NE, Suite 2300, Atlanta, Georgia 30309. Reported ownership includes shares held by subsidiaries listed in the filing.

(6) AllianceBernstein L.P. has sole voting power over 5,562,266 and sole dispositive power over 6,468,122 shares. This information is based on a Schedule 13G/A filed with the SEC on February 14, 2023. Alliance Bernstein L.P. address is 1345 Avenue of the Americas, New York, NY 10105.

(7) Includes 8,480 shares of unvested restricted stock which Ms. Linynsky presently has the power to vote.

(8) Includes (i) 13,064 shares of common stock directly owned; and (ii) 12,257 shares of unvested restricted stock which Mr. McEachin presently has the power to vote.

(9) Includes (i) 171,460 shares of common stock directly owned; and (ii) 455,331 shares of common stock subject to options exercisable within 60 days of March 13, 2023.

(10) Includes (i) 20,347 shares of common stock directly owned; and (ii) 8,480 shares of unvested restricted stock which Mr. Rucker presently has the power to vote.

(11) Includes (i) 26,739 shares of common stock directly owned; and (ii) 12,257 shares of unvested restricted stock which Mr. Sansone presently has the power to vote.

(12) Includes (i) 13,055 shares of common stock directly owned; and (ii) 12,257 shares of unvested restricted stock which Mr. Starcher presently has the power to vote.

(13) Includes (i) 13,446 shares of common stock directly owned; and (ii) 12,257 shares of unvested restricted stock which Ms. Weis presently has the power to vote.

(14) Includes (i) 12,699 shares of common stock directly owned; and (ii) 104,364 shares of unvested performance shares and restricted stock which Ms. Moore presently has the power to vote.

(15) Includes (i) 8,284 shares of common stock directly owned; and (ii) 108,989 shares of unvested performance shares and restricted stock which Dr. Pickert presently has the power to vote.

(16) Includes (i) 58,535 shares of common stock directly owned; (ii) 192,400 shares of common stock subject to options exercisable within 60 days of March 13, 2023; and (iii) 147,779 shares of unvested performance shares and restricted stock Mr. Richards presently has the power to vote.

(17) Includes (i) 36,296 shares of common stock directly owned; and (ii) 133,202 shares of unvested performance shares and restricted stock which Dr. Swift presently has the power to vote

(18) Includes (i) 17,523 shares of common stock directly owned; and (ii) 80,956 shares of unvested performance shares and restricted stock which Mr. Wood presently has the power to vote.

(19) Includes (i) 391,448 shares of common stock directly owned; (ii) 647,731 shares of common stock subject to options exercisable within 60 days of March 13, 2023; and (iii) 641,278 shares of unvested performance shares and restricted stock which certain executive officers and directors presently have the power to vote.

Independent Auditors

Independent Auditors

Pediatrix's independent auditor for the year ended December 31, 2022 was the firm of PricewaterhouseCoopers LLP. Subject to shareholder ratification at the Company's 2023 Annual Meeting of Shareholders, the Audit Committee has reappointed PricewaterhouseCoopers LLP as the independent registered public accounting firm to perform audit services for Pediatrix in 2023. Pediatrix expects that representatives of PricewaterhouseCoopers LLP will virtually attend the annual meeting. They will have an opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.

Fees Paid to Independent Auditors

The aggregate fees billed by PricewaterhouseCoopers LLP for the indicated services rendered during fiscal years 2022 and 2021 were as follows:

Audit Fees

In 2022, PricewaterhouseCoopers LLP billed Pediatrix $1,690,500, in the aggregate, for professional services for the audit of the Company's consolidated financial statements and internal control over financial reporting for the year ended December 31, 2022, reviews of Pediatrix's interim consolidated financial statements, which are included in each of Pediatrix's Quarterly Reports on Form 10-Q for the year ended December 31, 2022, the statutory audit of Pediatrix's wholly owned captive insurance subsidiary and the audit of funds received under the CARES Act for reporting periods 1 and 2. In 2021, PricewaterhouseCoopers LLP billed Pediatrix $1,636,000, in the aggregate, for professional services for the audit of the Company's consolidated financial statements and internal control over financial reporting for the year ended December 31, 2021, reviews of Pediatrix's interim consolidated financial statements, which are included in each of Pediatrix's Quarterly Reports on Form 10-Q for the year ended December 31, 2021 and the statutory audit of Pediatrix's wholly owned captive insurance subsidiary.

Audit-Related Fees

PricewaterhouseCoopers LLP did not bill Pediatrix for any audit-related fees in 2022 or 2021.

Tax Fees

PricewaterhouseCoopers LLP did not bill Pediatrix for any tax services in 2022 or 2021.

All Other Fees

In 2022, PricewaterhouseCoopers LLP billed Pediatrix $95,000 for comfort letter procedures in connection with a debt offering, $14,500 for access to a human resources benchmarking tool and $3,250 for access to a global accounting research and business knowledge platform. In 2021, PricewaterhouseCoopers LLP billed Pediatrix $190,000 for a pre- and post-implementation assessment related to the Company's implementation of the Oracle cloud enterprise resource planning system.

Pre-Approval Policies and Procedures

The Audit Committee is required to review and approve the proposed retention of independent auditors to perform any proposed auditing and non-auditing services as outlined in its charter. The Audit Committee has not established policies and procedures separate from its charter concerning the pre-approval of auditing and non-auditing related services. As required by Section 10A of the Exchange Act, our Audit Committee has authorized all auditing and non-auditing services provided by PricewaterhouseCoopers LLP during 2022 and 2021 and the fees paid for such services.

Proposal 2: Ratification of the Appointment of Independent Auditors

The Audit Committee has selected and appointed the firm of PricewaterhouseCoopers LLP to act as our independent registered public accounting firm for the 2023 fiscal year. PricewaterhouseCoopers LLP was our independent auditor for the fiscal year ended December 31, 2022. Although ratification is not required by our Amended and Restated Bylaws or otherwise, the Board of Directors is submitting the appointment of PricewaterhouseCoopers LLP to our shareholders for ratification as a matter of good corporate practice. If the appointment is not ratified, the Audit Committee will re-evaluate its appointment, taking into consideration our shareholders' vote. However, the Audit Committee is solely responsible for the appointment and termination of our auditors and may do so at any time in its discretion.

Proxies will be voted "FOR" ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the 2023 fiscal year absent contrary instructions.



Pediatrix's Board of Directors unanimously recommends a Vote "**FOR**" Proposal 2 to ratify the appointment of PricewaterhouseCoopers LLP as our Independent Registered Public Accounting Firm for the 2023 fiscal year.

Proposal 3: Advisory Vote on Executive Compensation

As required by Section 14A of the Exchange Act, Pediatrix is providing its shareholders the opportunity to cast a non-binding advisory vote "FOR" or "AGAINST" the compensation paid to named executive officers in 2022 as disclosed and described in the "Executive Compensation: Compensation Discussion and Analysis" section of this Proxy Statement, including the section entitled "Overview of the Executive Compensation Program," the compensation tables and the narrative disclosures that accompany the compensation tables.

As described in detail in our "Executive Compensation: Compensation Discussion and Analysis" section of this Proxy Statement, the compensation tables and related narrative discussion, the compensation of executive officers is designed to have strong links to performance achievements, both in terms of operational and financial results as well as in optimizing shareholder value. We evaluate the relationship between compensation cost, shareholder value and Company performance on a regular basis. At-risk elements such as performance-based cash incentives and equity-based compensation comprise a significant portion of our overall executive remuneration. For incentive plans, we establish performance goals so that the level of compensation received appropriately corresponds to the level of performance achieved. In addition, the vesting of equity-based compensation is designed to encourage ownership that results in business decisions that build long-term shareholder value and thus stock price appreciation, and retention of our named executive officers.

The Compensation and Talent Committee is committed to enhancing our performance-based compensation program to further align our executive compensation with value creation for our shareholders, which was demonstrated with the recent introduction of a "gate" to our performance-based awards, where no payout will be made on any portion of performance-based awards if general and administrative expenses exceed a specified dollar threshold, regardless of whether the other performance metrics are met and the implementation of a three-year back end weighted (25%, 25%, 50%) vesting schedule to align a long-term commitment to growth from our executive team. In addition, the Company recently began granting performance-based equity awards with three one-year performance periods and a three-year return on invested capital modifier. The Compensation and Talent Committee believes that these changes further align executive pay with Company performance and our clawback policy, required minimum share ownership for our executive officers and enhanced anti-hedging policies further align executive compensation with our shareholders' long-term interests.

Shareholders are urged to read the section entitled "Executive Compensation: Compensation Discussion and Analysis," which discusses our executive compensation programs in detail, as well as the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing in our Annual Report on Form 10-K for the year ended December 31, 2022, that accompanies this Proxy Statement.

Accordingly, Pediatrix requests your approval of the following resolution:

RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K promulgated under the Securities Act, including the section entitled "Executive Compensation: Compensation Discussion and Analysis," compensation tables and related narrative discussion, is hereby APPROVED.



Pediatrix's Board of Directors unanimously recommends a Vote "**FOR**" Proposal 3 to approve the compensation paid to its named Executive Officers as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission and described in the section entitled "Executive Compensation: Compensation Discussion and Analysis," including the compensation tables and the related narrative discussion.

Although the vote is non-binding and advisory, the Board of Directors and the Compensation and Talent Committee will review the voting results in connection with their ongoing evaluation of the Company's compensation program.

Proposal 4: Advisory Vote as to the Frequency with which Future Advisory Votes on Executive Compensation Should Be Held

Section 14A of the Exchange Act also requires Pediatrix, at least once every six years, to provide its shareholders with the opportunity to cast a non-binding advisory vote as to the frequency with which future non-binding advisory votes on executive compensation should be held. Shareholders may indicate their preference to hold the future advisory votes on executive compensation every year, every two years, every three years, or may abstain from voting.

Pediatrix, the Compensation and Talent Committee and the Board of Directors believe that it is appropriate and in the best interest of the Company for the Company's shareholders to continue to cast an advisory vote on executive compensation every year.

The optimal frequency of the executive compensation vote necessarily turns on a judgment about the relative benefits and burdens of each of the options. There have been diverging views expressed on this question and the Board of Directors believes there is a reasonable basis for each of the options.

Those who have argued for a less frequent vote point out that this option would allow shareholders to focus on overall design issues rather than details of individual decisions, would align with the goal of compensation programs, such as that of the Company, which are designed to reward performance that promotes long-term shareholder value, and would avoid the burden that annual votes would impose on shareholders required to evaluate the compensation programs of a large number of companies each year.

Others believe that an annual vote is needed to give shareholders the opportunity to react promptly to emerging trends in compensation, provide feedback before those trends become pronounced over time, and give the Board of Directors and the Compensation and Talent Committee the opportunity to evaluate individual compensation decisions each year in light of the ongoing feedback from shareholders.

In formulating its recommendation, our Board of Directors considered that an annual advisory vote on executive compensation will allow our shareholders to continue to provide us with their direct input on our compensation programs every year.

Accordingly, our shareholders are being asked to vote on the following resolution: "RESOLVED, that the Company's shareholders advise the Company to include a non-binding, advisory vote on the compensation of the Company's named executive officers pursuant to Section 14A of the Securities Exchange Act of 1934, as amended, every:

- year;
- two years; or
- three years."

Our Board of Directors recommends that shareholders vote to hold the advisory vote on executive compensation every year.

 Pediatrix's Board of Directors unanimously recommends that shareholders vote to hold the advisory vote on executive compensation every year.

Although the vote is non-binding and advisory, the Board of Directors and the Compensation and Talent Committee will review the voting results in connection with their ongoing evaluation of the Company's compensation program.

Other Business

The Board of Directors knows of no other business to be brought before the annual meeting. If, however, any other business should properly come before the annual meeting, it is the intention of the persons named in the accompanying proxy card to vote the shares they represent in accordance with the recommendation of Pediatrix's Board of Directors.

Availability of Annual Report on Form 10-K

Copies of our Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (without exhibits or documents incorporated by reference therein) are available without charge to shareholders upon written request to Investor Relations at 1301 Concord Terrace, Sunrise, Florida 33323, by calling (954) 384-0175 or via the Internet at www.Pediatrix.com.

Information Concerning Shareholder Proposals

As more specifically provided in our Amended and Restated Articles of Incorporation, no business may be brought before an annual meeting unless it is specified in the notice of the meeting or is otherwise properly brought before the meeting by or at the direction of our Board of Directors or by a shareholder entitled to vote who has delivered proper notice to us, together with the information required by our Amended and Restated Articles of Incorporation, not less than 120 days nor more than 180 days prior to the first anniversary of the preceding year's notice of annual meeting. Accordingly, any shareholder proposal to be considered at the 2024 Annual Meeting of Shareholders must be properly submitted to us on or before December 2, 2023, but not earlier than October 3, 2023 or such proposal will be considered untimely. A copy of the provision of our Amended and Restated Articles of Incorporation relating to shareholder nominations is available upon request from Pediatrix's Secretary at 1301 Concord Terrace, Sunrise, Florida 33323. These requirements are separate from the SEC's requirements that a shareholder must meet in order to have a shareholder proposal included in our Proxy Statement for the 2024 Annual Meeting of Shareholders. Shareholders interested in submitting a proposal for inclusion in our proxy materials for the 2024 Annual Shareholders' Meeting may do so by following the procedures set forth in Rule 14a-8 under the Exchange Act and our Amended and Restated Articles of Incorporation. To be eligible for inclusion in such proxy materials, shareholder proposals must be received by our Secretary, at the address noted above, not later than December 2, 2023.

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1301 Concord Terrace
Sunrise, Florida 33323-2825